UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BBVA

Quarterly report

# January-September 2014

3Q14

We work for a better future for people

Quarterly report

January-September 2014

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-09-14	Δ%	30-09-13	31-12-13
Balance sheet (million euros)
Total assets	637,699	5.0	607,200	599,517
Loans and advances to customers (gross)	361,084	1.1	356,986	350,110
Deposits from customers	329,610	8.5	303,656	310,176
Other customer funds	114,630	20.5	95,161	99,213
Total customer funds	444,240	11.4	398,817	409,389
Total equity	48,389	2.1	47,378	44,850
Income statement (million euros)
Net interest income	10,868	0.1	10,853	14,613
Gross income	15,592	(3.0)	16,075	21,397
Operating income	7,546	(2.3)	7,726	10,196
Income before tax	3,085	49.1	2,069	2,750
Net attributable profit	1,929	(37.3)	3,077	2,228
Data per share and share performance ratios
Share price (euros)	9.55	15.6	8.26	8.95
Market capitalization (million euros)	56,228	18.9	47,283	51,773
Net attributable profit per share (euros)	0.33	(38.6)	0.54	0.39
Book value per share (euros)	7.99	(5.6)	8.46	8.00
P/BV (Price/book value; times)	1.2		1.0	1.1
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.6		9.2	5.0
ROTE (Net attributable profit/average tangible equity)	6.5		11.4	6.0
ROA (Net income/average total assets)	0.50		0.79	0.48
RORWA (Net income/average risk-weighted assets)	0.90		1.49	0.91
Efficiency ratio	51.6		51.9	52.3
Risk premium	1.25		1.67	1.59
NPA ratio	6.1		6.7	6.8
NPA coverage ratio	63		60	60
Capital adequacy ratios (%) (1)
Core capital	11.7		11.4	11.6
Tier I	11.7		11.5	12.2
BIS II Ratio	14.9		13.6	14.9
Other information
Number of shares (millions)	5,887	2.8	5,724	5,786
Number of shareholders	947,901	(3.3)	980,481	974,395
Number of employees (2)	108,920	(3.9)	113,293	109,305
Number of branches (2)	7,362	(3.0)	7,588	7,420
Number of ATMs (2)	21,566	6.3	20,282	20,415

Memorandum item: this quarterly information has not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in accordance with Bank of Spain Circular 4/2004 and with its subsequent amendments. As regards the stake in the Garanti Group, the information is presented as in previous periods and consolidated in proportion to the percentage of the Group’s stake. See pages 47 and 48 for the reconciliation of the BBVA Group’s financial statements.

(1)	The capital ratios in 2014 have been calculated under the Basel III phased-in regulations. For previous periods, the calculation was done in accordance with the Basel II regulations in force at the time.
(2)	Excluding Garanti.

Information about the net attributable profit (excluding results from corporate operations) (1)	30-09-14	Δ%	30-09-13	31-12-13
Net attributable profit	1,929	91.2	1,009	1,405
Net attributable profit per share (euros)	0.33	87.3	0.18	0.25
ROE	5.6		3.0	3.1
ROTE	6.5		3.7	3.8
ROA	0.50		0.34	0.35
RORWA	0.90		0.65	0.66

(1)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.

2	BBVA Group Highlights

Group information

Relevant events

The outstanding features of the BBVA Group’s earnings in the third quarter of 2014 are in line with the previous quarter:

1.	The recovery in exchange rates of most currencies against the euro continues, easing the cumulative negative effect over the last 12 months.

2.	The most relevant aspect as regards earnings is once more the positive performance of the more recurring revenue. Net trading income (NTI) is slightly higher than in the previous quarter, while the negative impact of hyperinflation in Venezuela is very similar. Meanwhile, operating expenses and loan-loss provisions were up slightly, though their year-on-year growth is limited. As a result, the quarterly net profit after tax for ongoing operations was €733m. There was no significant revenue from dividends, as those from Telefónica and China Citic Bank (CNCB) were registered in the previous quarter. The net attributable profit for the first nine months of the year stands at €1,929m.

3.	With respect to business activity, the loan book in South America, Mexico and the United States has maintained its positive growth rate. In Eurasia, lending in Garanti continues to increase notably, while in Spain the recovery of new lending from some business segments is making progress, although at moderate levels. The trend in customer funds remains favorable in all geographical areas.

4.	The Group’s liquidity position and funding structure continue to improve, due to a number of factors: the current positive situation of the wholesale funding markets; the new targeted longer-term refinancing operations (TLTRO) program announced by the European Central Bank (ECB); continued access to the market by BBVA and its franchises; and the increased weighting in the volume of retail deposits. BBVA borrowed €2.6 billion at the TLTRO auction held in September.

5.	In solvency, BBVA maintains its capital ratios well above the minimum levels required by the new regulations. It closed September 2014 with core capital and Tier I at 11.7%, Tier II at 3.2% and a BIS III ratio of 14.7% (all phased-in). The Group’s leverage ratio (fully-loaded) stands at 5.7%, which compares favorably with its peer group. As a result, it has been confident about the outcome of the comprehensive assessment process. Its results, published on October 26, show that BBVA has surpassed the stress test easily, both the base and the adverse scenarios.
6.	The main risk indicators continue their positive trend, with a 28 basis-point reduction in the Group’s NPA ratio over the last three months to 6.1%, thanks to the continued decline in the non-performing portfolio. The Group’s coverage ratio has also improved to 63% and the accumulated cost of risk through September fell to 1.25%.

7.	Other highlights in the period include:

•	With respect to shareholder remuneration, a bonus share issue was carried out at the start of October to implement the “dividend option”. The holders of 85.1% of the free allocation rights chose to receive new shares, which once more confirms the success of this remuneration system.

•	BBVA continues to make progress in its digital transformation, designed to develop new distribution channels and increase the Group’s profitability by reducing costs and raising productivity ratios per customer.

•	The number of active customers using mobile devices stands at 3.6 million, according to the latest available data at the close of August. The figure rises to 8.4 million taking into account customers active on digital platforms.

•	In South America, the bank already has more than 3 million digital customers, a year-on-year increase of 30%. Meanwhile, customers using cell phones for making payments number a million, three times the figure 12 months previously.

•	The mobile payment application BBVA Wallet has incorporated additional features and now registers 280,000 downloads in Spain. BBVA is also the first financial group in the world to launch a NFC mobile payment solution that uses the cloud-based Visa specification. The new system allows BBVA customers with Android NFC-equipped terminals to make contactless purchases by simply downloading the updated application.

•	Lastly, it is worth highlighting that the Group currently has one of the best technological platforms in the banking industry, allowing 260 million transactions to be processed every day (compared with 90 million in 2006).

Relevant events	3

Earnings

Earnings in the third quarter of 2014 for the BBVA Group are marked in general by the same elements present in previous quarters, in addition to the recovery of the exchange rates of most currencies against the euro in recent months, which has offset some of its negative effect early in the year. These key factors are:

1.	Positive performance of more recurring revenue, particularly net interest income in all the geographical areas, although the improvement in income from fees and commissions has also been significant.
2.	NTI slightly higher than in the second quarter.

3.	No significant revenue from dividends.

4.	Negative impact of the adjustment for hyperinflation in Venezuela, very similar to the preceding quarter.

5.	Operating expenses and loan-loss provisions were somewhat higher than those registered between April and June, although with a limited year-on-year growth rate.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2014			2013
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,830	3,647	3,391	3,760	3,551	3,679	3,623
Net fees and commissions	1,111	1,101	985	1,139	1,114	1,126	1,052
Net trading income	444	426	751	609	569	630	719
Dividend income	42	342	29	114	56	176	19
Income by the equity method	31	16	(14)	53	9	11	(1)
Other operating income and expenses	(234)	(215)	(90)	(353)	(113)	(153)	7
Gross income	5,223	5,317	5,051	5,321	5,186	5,470	5,419
Operating expenses	(2,770)	(2,662)	(2,613)	(2,852)	(2,777)	(2,814)	(2,758)
Personnel expenses	(1,438)	(1,359)	(1,375)	(1,423)	(1,452)	(1,454)	(1,458)
General and administrative expenses	(1,037)	(1,017)	(959)	(1,134)	(1,042)	(1,080)	(1,025)
Depreciation and amortization	(296)	(286)	(279)	(295)	(283)	(279)	(276)
Operating income	2,453	2,655	2,438	2,469	2,410	2,656	2,661
Impairment on financial assets (net)	(1,142)	(1,073)	(1,103)	(1,210)	(1,854)	(1,336)	(1,376)
Provisions (net)	(199)	(298)	(144)	(196)	(137)	(130)	(167)
Other gains (losses)	(136)	(191)	(173)	(382)	(198)	(172)	(287)
Income before tax	976	1,092	1,017	682	221	1,017	831
Income tax	(243)	(292)	(273)	(114)	(13)	(261)	(205)
Net income from ongoing operations	733	800	744	568	208	756	626
Results from corporate operations	—	—	—	(1,245)	160	593	1,315
Net income	733	800	744	(677)	368	1,349	1,941
Non-controlling interests	(132)	(95)	(120)	(172)	(172)	(202)	(206)
Net attributable profit	601	704	624	(849)	195	1,147	1,734
Net attributable profit (excluding results from corporate operations) (2)	601	704	624	396	35	554	420
Basic earnings per share (euros)	0.10	0.12	0.11	(0.14)	0.03	0.20	0.30
Basic earnings per share (excluding results from corporate operations) (euros) (2)	0.10	0.12	0.11	0.07	0.01	0.09	0.07

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.

4	Group information

Consolidated income statement (1)

(Million euros)

	Jan.-Sep. 14	Δ%	Δ% at constant exchange rates	Jan.-Sep. 13
Net interest income	10,868	0.1	13.1	10,853
Net fees and commissions	3,198	(2.9)	5.8	3,292
Net trading income	1,621	(15.5)	(7.6)	1,918
Dividend income	412	64.1	66.7	251
Income by the equity method	32	63.2	114.2	20
Other operating income and expenses	(539)	108.0	n.m.	(259)
Gross income	15,592	(3.0)	6.6	16,075
Operating expenses	(8,046)	(3.6)	4.1	(8,349)
Personnel expenses	(4,171)	(4.4)	2.6	(4,364)
General and administrative expenses	(3,014)	(4.2)	5.0	(3,147)
Depreciation and amortization	(860)	2.6	9.3	(838)
Operating income	7,546	(2.3)	9.4	7,726
Impairment on financial assets (net)	(3,318)	(27.3)	(24.3)	(4,566)
Provisions (net)	(642)	47.7	67.2	(434)
Other gains (losses)	(501)	(23.8)	(23.2)	(657)
Income before tax	3,085	49.1	108.2	2,069
Income tax	(808)	68.7	134.4	(479)
Net income from ongoing operations	2,277	43.2	100.3	1,590
Results from corporate operations	—	—	—	2,068
Net income	2,277	(37.7)	(28.6)	3,657
Non-controlling interests	(348)	(40.1)	(23.4)	(580)
Net attributable profit	1,929	(37.3)	(29.4)	3,077
Net attributable profit (excluding results from corporate operations) (2)	1,929	91.2	182.3	1,009
Basic earnings per share (euros)	0.33			0.54
Basic earnings per share (excluding results from corporate operations) (euros) (2)	0.33			0.18

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.
6.	Provisions were as expected.

7.	Overall, net income from ongoing operations for the quarter amounted to €733m, less than the figure registered between April and June (which included revenue from Telefónica and CNCB dividends) and far higher than the €208m in the same period last year (affected by the classification of the refinanced loans in Spain in the third quarter of 2013).

Gross income

The Group’s gross income in the third quarter of 2014 totaled €5,223m, slightly below the figure registered in the second quarter, which included revenue from the dividends from Telefónica and CNCB. Net interest income and income from fees and commissions are particularly positive.

Earnings	5

The quarterly net interest income of €3,830m exceeds the amounts reported in recent quarters. Compared with the figure for April-June 2014, this line grew by 5.0% (up 4.0% excluding the exchange-rate effect). In the first nine months of the year the cumulative total was €10,868m, with a rise of 0.1% on the same period last year at current exchange rates, or 13.1% at constant exchange rates. This is despite the elimination in Spain of the “floor clauses” in residential mortgage loans, which were in force for much of the first half of 2013. By business areas, this heading improved in Spain and Eurasia, basically due to the cheaper cost of deposits, while in Mexico, South America and the United States there was significant strength in activity and defense of customer spreads.

Income from fees and commissions totaled €1,111m between July and September and €3,198m in the first nine months of 2014, a year-on-year rise of 5.8% at constant exchange rates (down 2.9% at current rates). There is a positive performance of this heading year to date in practically all the geographical areas.

NTI in the third quarter was slightly higher than in the previous quarter (€444m compared with €426m), with a cumulative figure through September of €1,621m, down 15.5% on the same period in 2013 (down 7.6% at constant exchange rates), when high capital gains were registered due to portfolio rotation.

Breakdown of yields and costs

	3Q14		2Q14		1Q14		4Q13		3Q13
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	3.9	0.40	4.6	0.51	4.5	0.56	4.8	0.57	4.1	0.72
Financial assets and derivatives	29.1	2.56	28.7	2.68	27.5	2.89	26.7	3.04	27.0	2.77
Loans and advances to credit institutions	4.4	1.10	4.1	1.24	3.9	1.53	4.5	1.98	4.5	1.28
Loans and advances to customers	54.8	5.51	54.9	5.54	56.2	5.34	56.2	5.63	56.5	5.50
Euros	30.0	2.52	31.1	2.63	32.4	2.68	32.6	2.62	33.3	2.65
Foreign currencies	24.7	9.15	23.8	9.33	23.8	8.95	23.6	9.80	23.3	9.58
Other assets	7.9	0.50	7.7	0.40	7.8	0.48	7.9	0.29	7.9	0.27
Total assets	100.0	3.87	100.0	3.91	100.0	3.92	100.0	4.11	100.0	3.97
Deposits from central banks and credit institutions	12.9	1.74	13.9	1.89	14.2	1.80	14.5	1.82	14.3	1.90
Deposits from customers	52.1	1.45	51.4	1.57	51.2	1.60	50.7	1.65	49.5	1.64
Euros	26.7	0.98	26.7	1.14	26.8	1.28	26.3	1.20	25.9	1.21
Foreign currencies	25.4	1.94	24.7	2.03	24.4	1.95	25.2	1.75	23.6	2.11
Debt certificates and subordinated liabilities	13.2	2.24	13.7	2.36	13.9	2.40	14.0	2.63	15.4	2.83
Other liabilities	14.1	1.10	13.5	1.00	13.1	1.33	13.1	1.28	13.0	1.04
Equity	7.6	—	7.5	—	7.5	—	7.6	—	7.8	—
Total liabilities and equity	100.0	1.43	100.0	1.53	100.0	1.59	100.0	1.64	100.0	1.66
Net interest income/average total assets (ATA)		2.44		2.39		2.33		2.47		2.31

6	Group information

The following are worth highlighting out of the rest of the items making up gross income:

•	Dividends basically include those received in Global Markets. There was no significant revenue from dividends between July and September, in contrast with the posting of dividends from Telefónica and CNCB in the previous quarter.

•	Income by the equity method is mainly from the Group’s stake in the Chinese company Citic International Financial Holdings (CIFH).

•	The most relevant items in the other operating income and expenses heading are the adjustment for hyperinflation in Venezuela, which is at a very similar level to the previous quarter, and the contribution from insurance activities.

Overall, cumulative gross income through September totaled €15,592m, down 3.0% on the same period the previous year, but 6.6% higher excluding the exchange-rate effect.

Operating income

Operating expenses in the quarter have been somewhat higher than those in the previous quarter, although the year-on-year change in the cumulative total remains limited (down 3.6% at current exchange rates and up 4.1% at constant rates). This trend is the result of efficient management of resources tailored to the needs of each geographical area: applying rigorous policies of moderation in Eurasia, Spain and the United States (where this item is influenced by the incorporation of Simple and costs stemming from compliance needs), and undertaking investment plans in South America and Mexico. It should be noted that the rate of change in expenses is still lower than that of gross income; thus the efficiency ratio (51.6%) is slightly improving against the figure for the same period in 2013 (51.9%).

Breakdown of operating expenses and efficiency calculation

(Million euros)

	Jan.-Sep. 14	Δ%	Jan.-Sep. 13	2013
Personnel expenses	4,171	(4.4)	4,364	5,788
Wages and salaries	3,144	(4.8)	3,301	4,392
Employee welfare expenses	651	(4.1)	679	866
Training expenses and other	376	(2.0)	384	530
General and administrative expenses	3,014	(4.2)	3,147	4,280
Premises	702	(0.9)	709	966
IT	595	(0.3)	597	801
Communications	214	(6.2)	228	313
Advertising and publicity	264	(8.3)	288	391
Corporate expenses	71	(6.6)	76	106
Other expenses	858	(7.2)	925	1,268
Levies and taxes	310	(4.7)	325	437
Administration expenses	7,185	(4.3)	7,511	10,068
Depreciation and amortization	860	2.6	838	1,133
Operating expenses	8,046	(3.6)	8,349	11,201
Gross income	15,592	(3.0)	16,075	21,397
Efficiency ratio (Operating expenses/gross income, in %)	51.6		51.9	52.3

Earnings	7

With respect to the number of branches and ATMs, there has been a quarterly increase in the number of ATMs in practically all the geographical areas, and stability in the number of branches, as a result of the boost to channels other than branches.

With respect to the workforce, the number of employees in the Group totaled 108,920 people as of 30-Sep-2014. This represents a fall of 530 over the quarter, focused mainly in Spain and to a lesser extent in the United States, as in the rest of the geographical areas there were new hirings. When comparing this with the figure at the close of September 2013, it should be recalled that BBVA Panama and the pension business in Latin America have moved out of the Group’s scope. Lastly, it should be mentioned that BBVA continues to work on its process of digital transformation, as explained in the highlights for the quarter.

As a result of these revenue and expenses figures, the Group’s operating income for the first nine months of 2014 amounted to €7,546m, a year-on-year decline of 2.3%, or a growth of 9.4% excluding the exchange-rate effect.

Provisions and others

Impairment losses on financial assets for the quarter increased slightly against those of the previous quarter. This rise is mainly due to additions to NPA of some specific customers over the quarter. However, in the cumulative total there was a year-on-year fall of 27.3% (down 24.3% at constant exchange rates), as the third quarter of 2013 included a greater amount due to the reclassification of refinanced assets. Despite this, the cumulative cost of risk in the Group remains fairly stable, at 1.25% (1.24% at the close of the first half of 2014).

Provisions include items such as restructuring costs, provisions for contingent liabilities, and contributions to pension funds. It

8	Group information

should be recalled that between April and June this heading was higher due to the greater volume of restructuring costs associated with the digitization and transformation process being undertaken by the Group.

The main component of other gains (losses) is the impairment on real-estate and foreclosed or acquired assets in Spain, which have had less value deterioration over the quarter. Overall in the first nine months of the year, this heading fell year-on-year by 23.8% (down 23.2% at constant exchange rates).

As a result of the above, net income from ongoing operations in the first nine months of the year has grown year-on-year by 43.2% (up 100.3% at constant exchange rates).

Lastly, no transaction has been recorded again this quarter under the heading of results from corporate operations. It should be noted that at the close of the third quarter of 2013 this heading included the following items: the reinsurance operation of the individual life-risk portfolio in Spain; the earnings of the Group’s pension business in Latin America (including the capital gains from the sale of the Afore pension manager in Mexico and the pension fund administrators in Colombia and Peru); and the equity-accounted income (excluding dividends) of CNCB.

Net attributable profit

BBVA’s net attributable profit in the first nine months of 2014 totaled €1,929m, down 37.3% on the same period in 2013 (down 29.4% at constant exchange rates), due to the corporate operations in 2013 mentioned in the previous paragraph. Excluding these operations, the Group’s net attributable profit posted a rise of 91.2% on the figure for the same period last year (up 182.3% at constant exchange rates).

By business areas, banking activity in Spain has contributed €836m, real-estate activity in Spain generated a loss of €598m, the United States contributed €302m, Eurasia €471m, Mexico €1,349m and South America €755m.

Earnings	9

Balance sheet and business activity

The Group’s balance sheet and business activity in the third quarter of 2014 was marked by:

•	The gains registered by most currencies against the euro, which have had a positive impact on the Group’s balance sheet and business activity figures. In fact, only the Chilean peso and Venezuelan bolivar lost ground against the euro in the quarter. Worth noting in year-on-year terms is the performance of the Mexican peso and the U.S. dollar, which gained 5.0% and 7.3% against the euro, respectively.
•	The volume of gross lending to customers is similar to the figure as of 30-Sep-2013 (up 1.1%, or 1.6% excluding the exchange-rate effect), although performance varied across the different geographical areas. In Spain and in the wholesale businesses in Eurasia, the deleveraging process continues, though at a slower pace than in previous quarters. In contrast, South America, Mexico, Turkey

Consolidated balance sheet (1)

(Million euros)

	30-09-14	Δ%	30-09-13	30-06-14	31-12-13
Cash and balances with central banks	23,121	(17.2)	27,926	27,210	37,064
Financial assets held for trading	88,023	23.3	71,409	79,589	72,301
Other financial assets designated at fair value	3,227	16.3	2,774	2,990	2,734
Available-for-sale financial assets	98,322	21.5	80,948	92,316	80,848
Loans and receivables	379,715	1.6	373,919	372,180	363,575
Loans and advances to credit institutions	27,561	(1.0)	27,845	27,874	24,203
Loans and advances to customers	346,103	1.3	341,553	339,063	334,744
Debt securities	6,051	33.8	4,521	5,243	4,628
Held-to-maturity investments	—	—	—	—	—
Investments in entities accounted for using the equity method	1,443	(79.1)	6,920	1,339	1,497
Tangible assets	7,762	2.5	7,574	7,466	7,723
Intangible assets	8,621	4.4	8,255	8,219	8,165
Other assets	27,465	(0.0)	27,475	25,822	25,611
Total assets	637,699	5.0	607,200	617,131	599,517
Financial liabilities held for trading	59,084	23.5	47,826	51,869	45,782
Other financial liabilities at fair value	3,615	29.5	2,791	3,395	2,772
Financial liabilities at amortized cost	497,179	3.4	480,708	486,889	480,307
Deposits from central banks and credit institutions	84,199	(2.4)	86,262	81,772	87,746
Deposits from customers	329,610	8.5	303,656	320,796	310,176
Debt certificates	61,181	(16.9)	73,619	62,645	65,497
Subordinated liabilities	14,265	44.0	9,909	13,821	10,579
Other financial liabilities	7,923	9.1	7,262	7,854	6,309
Liabilities under insurance contracts	10,624	7.7	9,869	10,266	9,844
Other liabilities	18,808	1.0	18,629	17,846	15,962
Total liabilities	589,310	5.3	559,821	570,264	554,667
Non-controlling interests	2,253	(0.1)	2,254	2,048	2,371
Valuation adjustments	(879)	(73.4)	(3,305)	(2,146)	(3,831)
Shareholders’ funds	47,015	(2.9)	48,429	46,965	46,310
Total equity	48,389	2.1	47,378	46,867	44,850
Total equity and liabilities	637,699	5.0	607,200	617,131	599,517
Memorandum item:
Contingent liabilities	36,864	0.1	36,813	35,098	36,437

(1)	Pro forma financial statements with the assets and liabilities of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

10	Group information

and the United States continue posting double-digit year-on-year growth rates. One positive aspect, however, is the incipient increase in demand for loans in Spain, although this is still not enough to offset the decline in the back-book.

•	Non-performing loans continue to decline, falling by 2.3% at current exchange rates over the quarter. Compared with the figure at the close of September 2013, the balance of non-performing loans has declined by 8.1%.

•	Customer deposits maintain the positive trend seen in previous periods. They increased by 2.7% over the quarter and 8.5% over the last 12 months (0.9% and 10.1%, respectively, at constant exchange rates) as a result of the favorable performance of this heading across all the geographical regions in which BBVA operates, and particularly of lower-cost transactional items.

•	Off-balance-sheet funds continue to perform very favorably, both in Spain

Loans and advances to customers

(Million euros)

	30-09-14	Δ%	30-09-13	30-06-14	31-12-13
Domestic sector	162,301	(8.0)	176,388	167,789	167,670
Public sector	23,302	(7.8)	25,269	23,637	22,128
Other domestic sectors	138,999	(8.0)	151,119	144,152	145,542
Secured loans	88,880	(5.7)	94,245	90,270	93,446
Other loans	50,119	(11.9)	56,874	53,881	52,095
Non-domestic sector	174,800	13.1	154,489	161,858	156,615
Secured loans	71,063	14.8	61,927	66,158	62,401
Other loans	103,737	12.1	92,562	95,701	94,214
Non-performing loans	23,983	(8.1)	26,109	24,554	25,826
Domestic sector	19,243	(8.6)	21,056	19,769	20,985
Non-domestic sector	4,740	(6.2)	5,053	4,785	4,841
Loans and advances to customers (gross)	361,084	1.1	356,986	354,202	350,110
Loan-loss provisions	(14,980)	(2.9)	(15,433)	(15,139)	(15,366)
Loans and advances to customers	346,103	1.3	341,553	339,063	334,744

(up 3.8% over the quarter and 21.2% in

year-on-year terms) and in the rest of the

geographical regions (up 7.6% over the

quarter and 19.3% year-on-year).

Customer funds

(Million euros)

	30-09-14	Δ%	30-09-13	30-06-14	31-12-13
Deposits from customers	329,610	8.5	303,656	320,796	310,176
Domestic sector	150,840	0.1	150,622	154,244	151,070
Public sector	16,240	(15.8)	19,278	16,176	14,435
Other domestic sectors	134,600	2.5	131,344	138,069	136,635
Current and savings accounts	55,236	9.8	50,296	57,278	53,558
Time deposits	65,636	(6.6)	70,246	66,744	69,977
Assets sold under repurchase agreement and other	13,729	27.1	10,802	14,047	13,100
Non-domestic sector	178,770	16.8	153,034	166,552	159,106
Current and savings accounts	108,154	10.7	97,738	101,493	101,515
Time deposits	60,580	26.7	47,819	54,504	49,266
Assets sold under repurchase agreement and other	10,035	34.2	7,478	10,555	8,325
Other customer funds	114,630	20.5	95,161	108,841	99,213
Spain	68,301	21.2	56,340	65,799	59,490
Mutual funds	27,552	34.5	20,492	25,752	22,298
Pension funds	21,677	9.1	19,877	21,364	20,428
Customer portfolios	19,073	19.4	15,971	18,683	16,763
Rest of the world	46,329	19.3	38,821	43,042	39,723
Mutual funds and investment companies	25,294	20.0	21,073	23,046	21,180
Pension funds	5,079	27.3	3,989	4,580	4,234
Customer portfolios	15,956	16.0	13,759	15,416	14,309
Total customer funds	444,240	11.4	398,817	429,637	409,389

Balance sheet and business activity	11

Capital base

The most significant aspects in relation to the capital base in the third quarter of 2014 are as follows:

•	Increase of 3.7% in risk-weighted assets (RWA) in the quarter, due to the positive impact of exchange rates and the strong lending in emerging geographical areas and in the United States.

•	Increase in the phased-in core capital ratio, which at the close of September stood at 11.7% (10.1% fully-loaded), compared with 11.6% (10.0% fully-loaded) at the close of the first half of 2014. Likewise, the Tier I and Tier II ratios at the end of the third quarter were 11.7% and 3.2%, compared with 11.6% and 3.1%, respectively, in June 2014.

Lastly, the results of the comprehensive assessment of European banks conducted by the ECB were published on October 26. This assessment mainly involved an Asset Quality Review (AQR) and a stress test. The aim was to quantify any possible capital shortfall prior to the implementation of the Single Supervisory Mechanism (SSM), under which the main European banks will be supervised directly by the ECB. As regards the Group, the results show that by December 2016 BBVA would reach a CET 1 capital level of 9.0% in the most adverse scenario and 10.6% in the base scenario, well above the minimum regulatory requirements (5.5% and 8.0%, respectively). In addition, BBVA is one of the few banks in its

European peer group whose fully-loaded CET 1 level by 2016 under the adverse scenario stands above 8.0% (8.2%). Such results mean that the test was surpassed with an excess of €13,223m in the said adverse scenario. In short, BBVA has once more demonstrates its high solvency. This also shows that the Bank is very well positioned to deal with the new financial environment in Europe.

Ratings

The main agencies have confirmed BBVA’s ratings following the announcement of the acquisition of Catalunya Banc. They all agree that risk is limited due to the volume of assets purchased, the high level of provisions in its loan portfolio and the guarantees agreed with the FROB (Fund for Orderly Bank Restructuring). Thus, the upgrades in BBVA’s ratings in the first half of 2014 have been maintained.

Ratings

	Long term	Short term		Outlook
DBRS	A	R-1 (low	)	Negative
Fitch	A–	F-2		Stable
Moody’s	Baa2	P-2		Positive
Scope Ratings	A	S-1		Stable
Standard & Poor’s	BBB	A-2		Stable

Capital base

(Million euros)

	BIS III phased-in			BIS II
	30-09-14	30-06-14	31-03-14	31-12-13	30-09-13
Core capital	40,422	38,978	38,700	37,492	37,102
Capital (Tier I)	40,422	38,978	38,700	39,611	37,300
Other eligible capital (Tier II)	10,893	10,421	9,170	8,695	7,019
Capital base	51,316	49,399	47,870	48,306	44,319
Risk-weighted assets	345,381	336,584	335,276	323,605	325,665
BIS ratio (%)	14.9	14.7	14.3	14.9	13.6
Core capital (%)	11.7	11.6	11.5	11.6	11.4
Tier I (%)	11.7	11.6	11.5	12.2	11.5
Tier II (%)	3.2	3.1	2.7	2.7	2.2

12	Group information

Risk management

Credit risk

There was no relevant change in the third quarter of 2014 in the Group’s credit risk management, which in general lines has maintained the trend of previous quarters:

•	The Group’s NPA ratio has continued to decline, closing September at 6.1% (including real-estate activity), down from 6.4% in June 2014, thanks to another fall in non-performing assets. This positive performance of the NPA ratio cuts across practically all geographical areas.

•	The total coverage ratio has increased by 73 basis points over the quarter to 63%. By areas, is worth noting the increase in

Eurasia and basically stability in the rest of geographical regions.

Credit risk management (1)

(Million euros)

	30-09-14	30-06-14	31-03-14	31-12-13	30-09-13
Non-performing assets	24,405	24,980	25,445	26,243	26,508
Credit risks	397,952	389,355	384,577	386,401	393,556
Provisions	15,335	15,515	15,372	15,715	15,777
Specific	12,436	12,750	12,752	13,030	12,439
Generic and country-risk	2,899	2,765	2,620	2,684	3,338
NPA ratio (%)	6.1	6.4	6.6	6.8	6.7
NPA coverage ratio (%)	63	62	60	60	60
NPA ratio (%) (excluding real-estate activity in Spain)	4.3	4.5	4.6	4.6	4.6
NPA coverage ratio (%) (excluding real-estate activity in Spain)	64	63	59	59	58

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	3Q14	2Q14	1Q14	4Q13	3Q13
Beginning balance	24,980	25,445	26,243	26,508	22,226
Entries	2,429	2,092	2,190	3,255	7,094
Recoveries	(1,840)	(1,781)	(1,708)	(2,261)	(1,956)
Net variation	589	311	482	993	5,138
Write-offs	(1,297)	(961)	(1,248)	(1,102)	(817)
Exchange rate differences and other	133	185	(32)	(155)	(39)
Period-end balance	24,405	24,980	25,445	26,243	26,508
Memorandum item:
Non-performing loans	23,983	24,554	25,032	25,826	26,109
Non-performing contingent liabilities	422	426	413	418	399

Risk management	13

As of 30-Sep-2014, the Group’s credit risk has shown a slight upward movement over the quarter, with an increase of 2.2% since the end of June; however, excluding the exchange-rate effect this amounted to a rise of 0.6%. As has become customary, this change combines the strength of lending in the Americas and Turkey with the deleveraging process in Spain and the wholesale banking business in Eurasia, although this effect is slowing. In Spain, the increase in new production of some portfolios is not sufficient to offset the decline of the back-book.

Non-performing assets once again declined in the quarter. In terms of variations in NPA, net additions increased between July and September due to one-off transactions, which brings the ratio of recoveries to gross additions to 75.8%.

The Group’s NPA ratio closed September 2014 at 6.1% (4.3% excluding real-estate activity in Spain), once again falling 28 basis points over the quarter. This was due to the aforementioned decline in the non-performing portfolio and the increase in the Group’s total risks. By areas, the ratio in the banking business in Spain stands at 6.2%, with a fall of 13 basis points since the end of the first half of 2014; in real-estate activity in Spain stands at 55.3% (54.8% as of 30-Jun-2014); in Mexico and Eurasia this ratio has improved to 3.2% and to 3.4% respectively (3.4% for Mexico and 3.5% for Eurasia, with data as of the close of the previous quarter); in South America it stands at 2.1%, and in the United States at 0.9%.

Lastly, coverage provisions for customer risk amounted to €15,335m as of 30-Sep-2014, a decline of 1.2% over the quarter. Despite this, and given the aforementioned reduction in the non-performing balances, the Group’s coverage ratio has increased by 73 basis points to 63%. By business areas, there has been an increase in the coverage ratio in Eurasia from 89% to 91%; in the United States it closed the quarter at 164%; in South America it stood at 137%; and in Mexico and Spain it remains stable, 112% in the first case and 51% in the second (44% for the banking business and 61% for the real-estate activity).

Structural risks

The Assets and Liabilities Management unit in BBVA’s Strategy and Finance area is responsible for managing the Group’s overall liquidity and structural interest-rate and foreign-exchange positions.

Liquidity management aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the third quarter of 2014, the long-term wholesale funding markets in Europe continued to be stable, as a result of the positive trend in sovereign risk premiums, in an environment of increasing concerns regarding growth in the Eurozone, which have led to new initiatives by the ECB. The unconventional measures announced by the ECB at its meeting of June 5, 2014 are aimed at increasing inflation and ensuring that credit and improved financial conditions are transferred to the whole of the European economy. They were launched with the TLTRO auction of September 2014, at which BBVA borrowed €2.6 billion.

Short-term funding in Europe has also continued to perform extremely well, in a context marked by a high level of market liquidity. This good performance has been assisted by the negative rates set by the ECB for deposits received from the European financial sector. In addition to the above, BBVA’s retail franchise in Spain performed well as a result of its customer-centric strategy and the Bank’s financial soundness.

14	Group information

The situation outside Europe has also been very positive. BBVA has once again strengthened its liquidity position in all the jurisdictions in which the Group operates. Of particular note is the senior debt issue by BBVA Compass, which after seven years out of the market has placed 1 billion dollars at 3 and 5-year maturities with an excellent uptake by investors.

To sum up, BBVA’s proactive policy in its liquidity management, the outstanding performance of customer funds in all geographical areas, its proven ability to access the market, even in difficult environments, its retail business model, and the lower volume of maturities compared with its competitors, all give it a comparative advantage against its peers. Moreover, the increased proportion of retail deposits continues to strengthen the Group’s liquidity position and to improve its financing structure.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The third quarter of this year saw reduced exchange-rate volatility in emerging currencies, in an environment marked by a return of flows to emerging markets, stability in U.S. interest rates and gains by the dollar against the euro. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for 2014 is also managed. Accordingly, the impact of variations in exchange rates in the third quarter of 2014, including the hedging positions held, has been positive on the Group’s capital ratios and less negative on the income statement than in previous quarters.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the third quarter of 2014, the results of this management have been very satisfactory, with strategies limiting risk in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit ratings and liquidity). The amount of NTI generated in Spain, Mexico and the United States is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Economic capital

Attributable economic risk capital (ERC) consumption at the close of September amounted to €30,511m, closely in line with the figure at the close of June 2014, with a quarterly rise of only 1.0%.

As is to be expected from BBVA’s profile, the largest allocation to ERC (51.9%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. This amount was basically unchanged over the period (down 0.1%). The reduction in the stock of credit in Spain and in the wholesale banking businesses in Eurasia offsets the increased volume of loans in South America, Mexico, Turkey and the United States.

Equity risk, in other words from the portfolio of holdings in industrial and financial companies, the stake in the CNCB group and consumption of economic capital from goodwill, has increased slightly as a proportion of total risks to 17.8%.

Structural balance-sheet risk, which originates from the management of both structural interest-rate risk and exchange-rate risk, accounts for 6.9% of all ERC, and has increased by 13.7% during the period.

Operational risk remains stable, and accounts for 6.8% of the total, while fixed-asset risk has reduced its share to 12.4%.

Lastly, trading risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, stands at 2.9%.

Risk management	15

The BBVA share

Global growth has slowed, according to the latest available figures for the first half of 2014. This slowdown is largely due to the reduction in U.S. GDP in the first quarter of the year, and eases, but does not halt the growth which is expected in the world economy this and the following year. The latest cyclical confidence and financial volatility indicators are consistent with a gradual improvement. However, uncertainty remains weighted to the downside due to the reappearance of geopolitical risks and doubts about the impact which the forthcoming interest rate hike in the United States will have on capital flows and on financial asset prices.

Between July and September 2014, the main stock market indices have reported weaker performance than in the previous quarter. In Europe, the general European Stoxx 50 index registered a slight 0.1% decline and the Ibex 35 was down 0.9%. However, the Eurozone’s banking sector index, Euro Stoxx Banks, was up 1.8% over the same period, largely because of the latest measures applied by the ECB.

BBVA’s earnings for the first half of 2014, published on July 30, 2014, confirm the positive performance in recurring revenue and the fall in the Group’s risk premium. More specifically, in Spain asset quality continues to improve, and in fact the balance of nonperforming assets was down again for the third quarter in a row.

The BBVA share and share performance ratios

	30-09-14	30-06-14
Number of shareholders	947,901	954,325
Number of shares issued	5,887,168,710	5,887,168,710
Daily average number of shares traded	60,252,342	33,063,279
Daily average trading (million euros)	561	304
Maximum price (euros)	9.91	9.99
Minimum price (euros)	8.51	8.59
Closing price (euros)	9.55	9.31
Book value per share (euros)	7.99	7.98
Market capitalization (million euros)	56,228	54,804
Price/book value (times)	1.2	1.2
PER (Price/earnings; times)	18.4	17.2
Yield (Dividend/price; %(1)	3.8	3.8

(1)	Calculated by dividing the median of the forecast dividend per share of a consensus of analysts by the BBVA share price at the end of each quarter.

As of September 30, 2014, the BBVA share stood at 9.55 euros, having risen 2.6% during the quarter and 6.7% since the end of 2013. Hence, its quarterly performance has been significantly better than that of the Ibex 35, the Euro Stoxx 50 general index and the Eurozone’s banking sector index, Euro Stoxx Banks. As of 30-Sep-2014, the share has a weighting of 11.49% on the Ibex 35 and of 2.76% on the Euro Stoxx 50. At the close of the third quarter, BBVA had a market capitalization of €56,228m, up 2.6% on the figure as of
30-Jun-2014.

With respect to shareholder remuneration, on September 24 the Board of Directors of BBVA agreed to perform a capital increase against reserves in accordance with the terms approved by the Annual General Meeting held on March 14, 2014. This increase has been used as an instrument to implement the shareholder remuneration system called the “dividend option”. This offers BBVA shareholders the chance to choose between receiving all or part of the corresponding amount in either new BBVA shares or in cash. Each shareholder has a free allocation right for each BBVA share held on September 26, with 120 rights entitling the holder to one new BBVA share. Alternatively, shareholders who wish to receive their remuneration in cash are entitled to sell their free allocation rights to BBVA at a gross fixed price of €0.08 per right during the first ten calendar days of their trading period, or on the market during the complete trading period. In this way, shareholders enjoy a greater degree of flexibility and efficiency, as they will be able to adapt their remuneration to their preferences and personal circumstances. On this occasion, owners of 85.1% of these rights chose to receive new shares.

16	Group information

Environmental and Social Governance

The highlights in environmental and social governance (ESG) for the third quarter of 2014 demonstrate that BBVA believes in a different approach to banking: a responsible model based on principles of integrity, prudence and transparency. BBVA repeats its listing on the Dow Jones Sustainability Index for the ninth year in a row and improves the overall score obtained in 2013, according to the analysis conducted by the RobecoSAM agency. The Bank has also been selected by Triodos Investment Management, the Triodos Group subsidiary that manages socially responsible mutual funds, as part of its investor universe. It is the only Spanish Bank on this list. Other highlights in the period are:

Transparent, Clear and Responsible (TCR) communication

BBVA has implemented the Digital TCR project to extend the TCR communication initiative to the digital world, as part of the Group’s digitization strategy. An analysis has been conducted with the aim of developing best practices in this area. At a later stage, the countries will choose the most suitable ones and the way of implementing them.

Education

Financial literacy is one of the priorities of the Bank’s Responsible Business Plan. 2.4 million people, both customers and non-customers, have already benefited from the educational programs.

Since 2010, BBVA has contributed with the OECD to the funding of the PISA assessment, whose latest report on the financial skills of 15-year-old students in OECD countries was presented in July 2014.

Products with a high social impact

The BBVA Microfinance Foundation has released its 2013 Performance Report, which shows that since its creation in 2007 it has provided $6,058m in loans for productive activities to 4.4 million underprivileged people. It currently serves 1.5 million people and has an impact on the lives of 8 million.

In addition, a master agreement has been signed between the BBVA Microfinance Foundation and the Secretary General for International Development Cooperation to work together and undertake joint actions aimed at the financial inclusion of the most underprivileged groups.

Yo Soy Empleo (I am employment) has already helped over 4,500 businesses create 6,325 jobs in Spain. Starting in July, 1,000 of these aid packages were extended to the self-employed. Of these, 673 €1,500 packages have already been granted.

Other lines

ESG Risks

BBVA has signed the 2014 Global Investor Statement on Climate Change. This statement recognizes the role played by investors in the funding of clean energy projects. Signed by some 350 investors, with over $24 billion in assets, the statement is available on: http://investorsonclimatechange.org/.

Science and culture

The BBVA Foundation has selected Asociación Trashumancia y Naturaleza (Transhumance and Nature Association) as the winner of the 9th BBVA Foundation Award for Biodiversity Conservation Actions in Spain. Its aim is to promote transhumance, a very valuable age-old practice for the conservation of the natural, sociocultural and economic heritage of the Iberian Peninsula. In the Biodiversity Conservation Actions in Latin America category, the award went to the Smithsonian Tropical Research Institute in Panama.

BBVA in the Sustainability Indices

BBVA has a notable position on the main international sustainability indices, with a weight as of 30-Sep-2014 as follows:

Main sustainability indices in which BBVA participates

Weighting (%)
DJSI World	0.79
DJSI Europe	1.80
DJSI Eurozone	3.75
MSCI World ESG	0.43
MSCI EX USA ESG	0.99
MSCI AC Europe ESG	1.67
FTSE4Good Global	0.41
FTSE4Good Global 100	0.69
FTSE4Good Europe	1.04
FTSE4Good Europe 50	1.80
Euronext-Vigeo Europe 120	0.82
Euronext-Vigeo Eurozone 120	0.87
STOXX Global ESG
Environmental Leaders	0.45
STOXX Global ESG Social Leaders	0.45
EURO STOXX ESG Leaders 50	2.10
STOXX Europe ESG Leaders 50	2.10
STOXX Global ESG Leaders	0.30

For more information and contact details, see the chapter on Business areas and www.bbvaresponsiblebanking.com

Environmental and Social Governance	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, the balance sheet, the business activity and the most significant ratios in each of them: loans under management, customer deposits under management, mutual funds and pension funds, efficiency ratio, NPA ratio, coverage ratio and risk premium.

In 2014, the reporting structure of the BBVA Group’s business areas is basically the same as that reported in 2013:

•	Banking activity in Spain, which as in previous years includes: The Retail network, with the segments of individual customers, private banking and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and institutions in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain. This area basically covers lending to real-estate developers and foreclosed real-estate assets in the country.

•	The United States encompasses the Group’s businesses in the United States.

•	Eurasia, which includes the business carried out in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH. However, the equity-accounted income of CNCB (excluding the dividends) from its acquisition until the conclusion of the new agreement with the CITIC Group in the fourth quarter of 2013 (which included the sale of 5.1% of the stake in CNCB) has been reclassified in the Corporate Center under the heading “Results from corporate operations”.

•	Mexico includes the banking and insurance businesses in the country.

•	South America includes the banking and insurance businesses that BBVA carries out in the region. In the first quarter of 2014, the historical series in this area has been reconstructed to exclude the business in Panama, which was sold in the fourth quarter of 2013, and include it in the Corporate Center.

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the head offices that have a corporate function; management of structural exchange-rate positions, carried out by BBVA’s financial area; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out in 2013, such as the earnings and capital gains from the pension business disposals in Latin America during 2013; those from BBVA Panama taking into consideration the capital gain from its disposal (in the fourth quarter); and the effect of the repricing of the stake in CNCB to market value following the signing in the fourth quarter of 2013 of the new agreement with the CITIC group, which includes the sale of 5.1% of the stake in CNCB. It also includes the equity-accounted earnings from CNCB (excluding the dividends).

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas and Eurasia (basically Garanti), the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the same level, and all the accounting data related to the business they manage are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

18	Business areas

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
		Banking	Real-estate	The
		activity	activity	United			South	S Business	Corporate
	BBVA Group (1)	in Spain	in Spain	States	Eurasia (1)	Mexico	America	areas	Center
Jan.-Sep. 14
Net interest income	10,868	2,835	(28)	1,054	655	3,587	3,264	11,368	(500)
Gross income	15,592	4,881	(90)	1,565	1,289	4,781	3,716	16,142	(550)
Operating income	7,546	2,743	(210)	471	749	3,009	2,086	8,847	(1,301)
Income before tax	3,085	1,184	(881)	397	588	1,777	1,476	4,540	(1,455)
Net attributable profit	1,929	836	(598)	302	471	1,349	755	3,115	(1,185)
Jan.-Sep. 13
Net interest income	10,853	2,920	28	1,052	701	3,344	3,309	11,355	(502)
Gross income	16,075	4,737	(13)	1,562	1,360	4,596	3,995	16,238	(163)
Operating income	7,726	2,459	(121)	498	808	2,848	2,257	8,749	(1,022)
Income before tax	2,069	100	(1,308)	438	538	1,696	1,685	3,148	(1,079)
Net attributable profit	3,077	491	(844)	315	417	1,287	868	2,535	542

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Breakdown of gross income, operating income and net attributable profit by geography (1)

(Jan.-Sep. 14)

	Banking activity		The United
	in Spain	Spain (2)	States	Eurasia	Mexico	South America
Gross income	30.2%	29.7%	9.7%	8.0%	29.6%	23.0%
Operating income	31.0%	28.6%	5.3%	8.5%	34.0%	23.6%
Net attributable profit	26.8%	7.6%	9.7%	15.1%	43.3%	24.2%

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Business areas	19

Banking activity in Spain

Highlights in the third quarter of 2014

- Incipient recovery in loan demand.
- Further reduction in the cost of deposits.
- The cost control effort is maintained.
- The cost of risk continues to moderate.

Business activity
(Year-on-year change. Data as of 30-09-2014)

4.5%
Loans under management
Customer deposits under management
6.0%

Net interest income/ATA
(Percentage)

0.92
0.97
1.03
0.99
1.00
3Q
4Q
1Q
2Q
3Q
2013
2014

Operating income
(Million euros)

+11.6%
2,459
2,743
897
827
735
629
1,050
915
778
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

Net attributable profit
(Million euros)

+70.2%
491
836
579
178
3Q
97
386
222
228
1Q
2Q
4Q
1Q
2Q
3Q
2013
265
2014

Loans under management breakdown
(Percentage as of 30-09-2014)

Consumption 3.1
Other loans 51.7
CIB 11.5
Mortgage 45.2
Business and commercial 40.2

Breakdown of customer deposits under management
(Percentage as of 30-09-2014)

Other 12.6
Current and saving accounts 39.1
Time deposits 48.4

20	Business areas

The most relevant

In the third quarter of 2014 the aspects worth highlighting in banking activity in Spain have been the incipient recovery in demand for loans (though this is still insufficient to increase the stock of loans) and the falling trend in the cost of deposits.

Macro and industry trends

The Spanish economy has continued to make progress in the first half of 2014. The quarterly rate of growth of 0.5% is expected to be maintained in the third quarter. This improved economic activity is supported by a reduction in financial tension, looser fiscal policy, increased foreign demand (the latter partly helped by the depreciation of the euro) and the positive impact of the reforms undertaken in recent years.

The privatization of Catalunya Banc has marked a new milestone in the restructuring of the Spanish banking system, where the deleveraging process continues, and thus the stock of loans is falling. According to information available as of August 2014, the fall in the volume of loans amounts to 6.7% year-on-year, although the flow of new lending to the retail segment (loans to companies for less than a million euros and to individuals) continues to improve (up 4.0% year-on-year). The latest data on the interest rates charged by credit institutions show that remuneration of deposits is falling. According to the latest provisional data for August published by the Bank of Spain on October 17, the total figure of non-performing loans has fallen slightly. However, the reduction in the overall balance of loans on the figure for July has led to an increase in the NPA ratio in the industry of around one decimal point to 13.25%.

Activity

Despite the increase in new loan production, the volume of loans under management by the area continues to decline (down 2.4% over the quarter and down 6.0% over the last 12 months), although at a slower pace than in previous quarters. The increased demand for finance is basically driven by SMEs, corporates and consumer finance (in the case of consumer loans, the stock has grown by 2.5% over the last three months).

With respect to asset quality, the positive trend in net additions to NPA has led to another improvement in the NPA ratio to 6.2%. The coverage ratio has remained stable in the quarter, at 44%.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 14	Δ%	Jan.-Sep. 13
Net interest income	2,835	(2.9)	2,920
Net fees and commissions	1,087	5.5	1,030
Net trading income	793	26.0	630
Other income/expenses	165	5.5	156
Gross income	4,881	3.0	4,737
Operating expenses	(2,137)	(6.2)	(2,278)
Personnel expenses	(1,293)	(8.2)	(1,409)
General and administrative expenses	(765)	(2.5)	(785)
Depreciation and amortization	(79)	(6.2)	(84)
Operating income	2,743	11.6	2,459
Impairment on financial assets (net)	(1,245)	(42.4)	(2,161)
Provisions (net) and other gains (losses)	(314)	58.7	(198)
Income before tax	1,184	n.m.	100
Income tax	(346)	n.m.	(29)
Net income from ongoing operations	839	n.m.	71
Results from corporate operations	—	—	440
Net income	839	64.2	511
Non-controlling interests	(3)	(86.3)	(19)
Net attributable profit	836	70.2	491
Net attributable profit (excluding results from corporate operations)	836	n.m.	51

Balance sheet	30-09-14	Δ%	30-09-13
Cash and balances with central banks	830	(87.5)	6,660
Financial assets	121,612	20.1	101,232
Loans and receivables	190,637	(4.5)	199,644
Loans and advances to customers	168,769	(7.0)	181,391
Loans and advances to credit institutions and other	21,868	19.8	18,253
Inter-area positions	4,839	(62.8)	13,014
Tangible assets	725	(9.5)	801
Other assets	1,917	58.1	1,212
Total assets/liabilities and equity	320,559	(0.6)	322,563
Deposits from central banks and credit institutions	53,133	(2.2)	54,316
Deposits from customers	160,777	2.5	156,886
Debt certificates	44,981	(20.3)	56,440
Subordinated liabilities	2,084	(14.1)	2,426
Inter-area positions	—	—	—
Financial liabilities held for trading	49,106	23.9	39,630
Other liabilities	2,629	21.0	2,172
Economic capital allocated	7,850	(26.6)	10,694

Relevant business indicators	30-09-14	30-06-14	30-09-13
Loans under management (1)	166,065	170,214	176,614
Customer deposits under management (2)	139,838	141,773	133,838
Mutual funds	27,552	25,752	20,492
Pension funds	21,677	21,364	19,877
Efficiency ratio (%)	43.8	41.9	48.1
NPA ratio (%)	6.2	6.3	6.2
NPA coverage ratio (%)	44	44	41
Risk premium (%)	0.93	0.97	1.50

(1)	Includes funding for segments managed by CBB through fixed-income.
(2)	Excluding repos.

Banking activity in Spain	21

On the liabilities side, customer deposits under management have performed particularly well. Their balance as of 30-Sep-2014 is up by 4.5% over the year. There has also been a significant correction in the entry cost of on-balance-sheet funds, closely in line with the current situation on the financial markets. This has led to a shift of deposits over the quarter toward off-balance-sheet funds (basically mutual funds). As a result of the above, there has been a significant improvement in the average cost, which is positively influencing net interest income in the area.

As mentioned, off-balance-sheet funds have grown over the quarter by 3.8%, largely due to the increase in mutual funds, whose balance as of 30-Sep-2014 was up by 7.0% since the end of the first half of 2014. As a result, the Group in Spain has maintained its clear leading position as a fund manager.

Earnings

The year-on-year comparison of earnings in the area is strongly influenced by the following factors from last year:

•	Elimination of the “floor clauses” in residential mortgage loans in May 2013, which were in place throughout most of the first half of 2013 and had a positive effect on net interest income.

•	The capital gains generated in March 2013 by the reinsurance operation on the individual life and accident insurance portfolio.

In the first nine months of 2014, net interest income was 2.9% down on the figure for the same period the previous year, strongly influenced by the elimination of the “floor clauses” explained above. Excluding this effect, this heading was positive, despite the reduction in the stock of loans and the environment of very low interest rates. It was boosted by the good management of customer fund prices, which has helped improve the customer spread. It is worth highlighting in this respect that net interest income for the quarter is 3.6% higher than the previous quarter; in other words, it has maintained the quarterly growth trend of the last five quarters (since the elimination of the “floor clauses”). In addition, there has been an improvement in cumulative income from fees and commissions through September (up 5.5% year-on-year) due to the positive trend in fees from fund management, credit cards, securities and wholesale banking operations. As a result, the more recurring revenue has shown a high level of resilience, with the cumulative total through September barely 0.7% down on the figure for the same period in 2013.

NTI for the quarter is significantly down on the high figures for the first and second quarters. However, the cumulative figure for the year still shows a very positive trend (up 26.0% year-on-year) thanks to the good performance of Global Markets and the good management of structural risks on the balance sheet.

The other income/expenses heading rose 5.5% year-on-year between January and September 2014. Income from insurance activities continues its positive trend, with a quarterly figure that is very similar to those in previous quarters, despite the negative seasonal factors for the period. Over the quarter, dividends received in the Global Markets unit are significantly down on those between April and June 2014, when this item was exceptionally high.

Overall, accumulated gross income figures for banking activity in Spain to September show a positive performance, with a year-on-year rise of 3.0%.

Cumulative operating expenses through September remain in check and have fallen 6.2% over the last 12 months, due to the digitization and transformation process implemented by the Group.

As a result of all the above, operating income totaled €2,743m in the first nine months of 2014, a double-digit year-on-year increase of 11.6%.

There has been a significant reduction in impairment losses on financial assets. In the third quarter of 2014, €386m were set aside for this item, a similar figure to the previous quarter. The cumulative figure for the first nine months of the year amounts to €1,245, a year-on-year decline of 42.4%. This is explained by two factors: first, the good performance of NPA flows; and second, the provisions made in 2013 due to the adoption of recommendations on the classification of refinanced loans. The cumulative cost of risk continues to improve, falling to 0.93% (0.97% in the first half of 2014).

Lastly, provisions (net) and other gains/losses have performed as expected in the quarter. However, the increase in the second quarter due to restructuring costs, derived from the digitization and transformation process underway in the Group (as mentioned above), explains the year-on-year rise of 58.7%.

To sum up, and given the absence this year of one-off earnings, the net attributable profit generated in the first nine months of 2014 from banking activity in Spain is €836m. This compares with the figure of €491m in the same period in 2013, which included the capital gains from the reinsurance operation mentioned earlier.

Main highlights

BBVA aims to continue to strengthen its franchise in Spain by attracting customers and increasing their levels of satisfaction and loyalty. In 2014 it improved its market share by 40 basis points (according to the FRS Inmark study). It has also launched the “Quiero” Campaign, which sums up the way it aims to achieve this goal: BBVA wants to offer each customer what they need and demand.

A number of lines of action have been undertaken in commercial products and services for individual customers in order to support this goal:

22	Business areas

•	In savings, and within a context of low interest rates, BBVA continues committed to the marketing of products whose aim is to achieve returns that are in line with customer risk profiles, making full use of the Bank’s extensive mutual fund portfolio, and supported by the campaign offering bonuses for transferring funds from other institutions, and savings insurance.

•	The area of pensions has gained importance following the Government’s announcement of its Social Security reforms. BBVA has renewed its range of products, adapting them to each retirement time horizon and risk profile. In addition, the bank acknowledges its responsibility in making people aware of the need to save for retirement. That is why it has launched a range of measures to inform the population and to make it easier to make decisions in advance. This quarter it has launched a total pension estimate simulator (www.jubilaciondefuturo.es).

•	In an environment of improving economic expectations, and following the reduction in the price of housing in recent years, BBVA has launched the new “Quiero” Mortgage, at a special rate for customers who meet certain minimum requirements of solvency and loyalty.

In addition, the aim is to boost finance and make it more available for companies, and in particular for SMEs. Working together with the risks area in this segment has enabled 80,000 customers to be offered finance. The range of asset products is complemented with very competitive deposits and insurance.

The Bank also aims to strengthen its leading position in the SME and Corporate Banking segment. To this end, in 2014 it has adapted its business model: it has extended the capacity of the sales force to deal with customers and boosted advice through product specialists. These are key elements against the current backdrop to respond to customer demands and growing competition.

In addition, technological innovations and changes in customer behavior demand the development of new forms of relationship and digital channels. In the third quarter, the results of the 2014 FRS satisfaction survey show that customers consider that the BBVA website in Spain and its mobile app are the most highly valued among its main competitors. This recognition from customers coincides with the process of improvement and incorporation of new services and commercial capabilities.

The world of payment channels is undergoing a profound process of transformation. In addition to the appearance of new entrants from the technological industry, there is the pressure on margins resulting from the new regulations governing interchange rates. To deal with these challenges the “Bono TPV” (credit card reader flat fee) has been adjusted, and now allows different fixed charges to be set according to the revenue. In addition, BBVA has added its weight to the development of new digital payment channels. As an example, the BBVA Wallet application is the most commonly used and extended mobile payment banking app in Spain. Currently it has more than 280,000 users.

Lastly, initiatives have been taken within the responsible business area that once more demonstrate BBVA’s commitment to customers and society. Apart from the “Yo Soy Empleo” (I am Employment) initiative, which has been mentioned in the chapter on Environmental and Social Governance, it is worth mentioning BBVA’s social housing policy in Spain. It is the result of the Bank’s concern for customers who find it difficult to pay their mortgages. They are offered a free employment plan with the Adecco Foundation. The program is combined with a training and job search plan lasting nine months for either the customer or one of the customer’s family members. Currently 619 customers benefit from the BBVA Adecco Foundation Plan and 31% of them have found a job at some point during the program.

Banking activity in Spain	23

Real-estate activity in Spain

Coverage of real-estate exposure in Spain

(Million of euros as of 30-09-14)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	8,956	4,712	53
NPL	7,803	4,299	55
Substandard	1,153	413	36
Foreclosed real estate and other assets	13,116	6,870	52
From real-estate developers	8,878	5,022	57
From dwellings	3,148	1,342	43
Other	1,090	506	46
Subtotal	22,072	11,582	52
Performing	2,776	—	—
With collateral	2,560
Finished properties	1,970
Construction in progress	229
Land	361
Without collateral and other	216
Real-estate exposure	24,848	11,582	47

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

The most relevant

In the third quarter of 2014, the Group’s real-estate activity in Spain maintained the same trend seen in previous quarters: reduction of exposure to developer risk and increase in the level of property sales, in a somewhat more positive environment.

Consequently, the area’s results in the first nine months are significantly less negative than in the same period in 2013, thanks both to a lesser impact of provisions for real-estate assets and to the repricing of foreclosed assets to market value.

Industry trends

So far this year there have been more encouraging signs in the demand for residential housing. The latest available data of the General Council of Spanish Notaries show that in the first half of the year home sales have increased by 24.1% on the figure posted in the same period in 2013. The incipient improvement in the labor market and more positive household expectations support this trend.

The boost from home sales is resulting in an improvement in the confidence of developers, who are gradually returning to the land market. This is stimulating the demand for land, although it’s departing from very low levels. In the first half of 2014 it grew by 11% year-on-year according to the Ministry of Public Works and Transport, while just a few months ago it was declining.

However, home building is still at an all-time low and the number of completed homes is lower than the number of units sold, which is resulting in a decrease in the housing stock.

24	Business areas

The price adjustment seems to be coming to an end. Some indicators already show slight increases in both the residential and commercial segments. Despite this, current housing prices continue to show an adjustment of around 40% with respect to their peak.

Exposure

There are two very different realities for the Group within the real-estate sector. Net exposure to the developer segment (lending to developers plus the developers’ foreclosed assets) has continued to decline over recent quarters. At the same time, the rate of new real-estate assets and retail foreclosures, i.e. those from defaulting residential mortgage loans, has slowed down this quarter.

BBVA’s net exposure to the real-estate sector in Spain stood at the end of September at €13,266m, down 10.3% in year-on-year terms and 3.8% on the balance at the end of June 2014.

Of this figure, exposure to property securing mortgage loans to individuals has increased 2.3% since June 2014, a notably lower year-on-year growth than in previous quarters.

Non-performing assets in the area continue to decline and are now 2.3% below the figure for the close of the previous quarter. As of 30-Sep-2014, coverage of non-performing and substandard loans stood at 52%, and of real-estate exposure as a whole at 47%, an improvement of 92 basis points in the quarter.

Sales of real-estate assets in the quarter totaled 2,236 units, or 4,647 if third-party and developer sales are added to this figure. Thus, in the first three quarters of 2014 the cumulative sales volume has grown by 10.2% year-on-year.

Results

The highlights of the area’s quarterly results are the less negative impact of loan-loss provisions for developer loans and foreclosed real-estate assets, as well as the negligible effect of the sale of properties, as they are being sold at a price close to their net book-value.

Financial statements

(Million euros)

Income statement	Jan.-Sep. 14	Δ%	Jan.-Sep. 13
Net interest income	(28)	n.m.	28
Net fees and commissions	3	(62.4)	8
Net trading income	49	26.6	38
Other income/expenses	(113)	30.3	(87)
Gross income	(90)	n.m.	(13)
Operating expenses	(120)	10.2	(109)
Personnel expenses	(65)	1.9	(63)
General and administrative expenses	(37)	29.6	(29)
Depreciation and amortization	(18)	8.0	(17)
Operating income	(210)	73.0	(121)
Impairment on financial assets (net)	(223)	(56.3)	(510)
Provisions (net) and other gains (losses)	(448)	(33.8)	(677)
Income before tax	(881)	(32.6)	(1,308)
Income tax	285	(38.9)	467
Net income	(596)	(29.2)	(841)
Non-controlling interests	(3)	5.1	(2)
Net attributable profit	(598)	(29.1)	(844)

Balance sheet	30-09-14	Δ%	30-09-13
Cash and balances with central banks	6	19.6	5
Financial assets	739	(31.1)	1,073
Loans and receivables	9,369	(13.0)	10,768
Loans and advances to customers	9,369	(13.0)	10,768
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,430	(16.7)	1,717
Other assets	7,513	1.8	7,380
Total assets/liabilities and equity	19,056	(9.0)	20,942
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	106	(44.1)	189
Debt certificates	—	—	—
Subordinated liabilities	961	69.6	567
Inter-area positions	14,122	(21.2)	17,917
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,868	70.4	2,269

In the first nine months of 2014, BBVA’s real-estate business in Spain registered a loss of €598m, notably less than the €844m loss posted in the same period the previous year, due basically to the reduced need for loan-loss provisions and less value deterioration in real-estate assets compared with the previous year.

Real-estate activity in Spain	25

The United States

Highlights in the third quarter of 2014

- Strong lending activity and customer deposits.
- Positive performance of recurring revenue.
- Good risk indicators.
- Issue of USD 1 billion of senior debt in the quarter.

Business activity

(Year-on-year change at constant exchange rate. Data as of 30-09-2014)

10.5%
18.1%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

2.42
2.37
2.37
2.27
2.18
3Q
4Q
1Q
2Q
3Q
2013
2014

Operating income

(Million euros at constant exchange rate)

-3.1% (1)
486
471
152
176
158
122
168
160
143
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rate: -5.5%.

Net attributable profit

(Million euros at constant exchange rate)

-2.3% (1)
309
302
92
106
111
77
107
92
102
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rate: -4.4%.

Loans under management breakdown

(Percentage as of 30-09-2014)

Consumption 11.6
Other loans 64.2
CIB 14.0
Mortgage 24.2
Business and commercial 50.2

Breakdown of customer deposits under management

(Percentage as of 30-09-2014)

Other 6.0
Time deposits 17.9
Current and saving accounts 76.1

26	Business areas

The most relevant

Activity in the area continues the positive trend of previous quarters thanks to the commercial efforts made and the launch of new digital products. The above has a positive impact in the recurring revenue of the area.

Of particular note is the senior debt issue by BBVA Compass, which after seven years out of the market has placed 1 billion dollars at 3 and 5 years with an excellent uptake by investors.

Macro and industry trends

The U.S. economy accelerated its growth rate in the second quarter of 2014, in line with forecasts and following the negative surprise of the first quarter, thus supporting continued recovery for the rest of 2014 and in 2015. The Federal Reserve (Fed) has announced the start of the process of reducing its monetary expansion program, though this has not led to an increase in the financial volatility indicators or significant rises in long-term interest rates. The Fed remains cautious and willing to modulate the rate of tapering its quantitative easing program if it is not supported by economic data.

With regards to the financial system, asset quality continues to improve. The overall NPA ratio in the sector at the close of the second quarter was around 3%. With respect to the trend in activity, lending maintains rates of growth above those of 2013 (up 6.8% year-on-year using August figures). Although deposits appear to have flattened in August, they are still rising at rates of around 7% according to data from previous months. This performance is achieved despite the environment of all-time low interest rates.

With respect to exchange rates, the U.S. dollar is gaining ground against the euro, as markets are discounting the changing relative tone of monetary policies by the ECB (toward greater expansion) and the Fed (toward a withdrawal of stimuli). All this has eased the negative effect in the year-on-year change of the currency, both on the income statement and the balance sheet and activity in the area. All the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

Activity

Loans under management continue the upward trend seen in previous quarters. At the

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 14	Δ%	Δ%(1)	Jan.-Sep. 13
Net interest income	1,054	0.2	2.9	1,052
Net fees and commissions	404	5.4	8.0	383
Net trading income	107	(11.3)	(9.8)	121
Other income/expenses	(1)	n.m.	n.m.	6
Gross income	1,565	0.2	2.7	1,562
Operating expenses	(1,094)	2.8	5.5	(1,064)
Personnel expenses	(630)	2.4	5.0	(615)
General and administrative expenses	(333)	5.9	8.7	(314)
Depreciation and amortization	(131)	(2.3)	0.4	(135)
Operating income	471	(5.5)	(3.1)	498
Impairment on financial assets (net)	(53)	(17.0)	(14.7)	(64)
Provisions (net) and other gains (losses)	(21)	n.m.	n.m.	3
Income before tax	397	(9.3)	(7.1)	438
Income tax	(95)	(22.1)	(19.8)	(122)
Net incomes	302	(4.4)	(2.3)	315
Non-controlling interests	—	—	—	—
Net attributable profit	302	(4.4)	(2.3)	315

Balance sheet	30-09-14	Δ%	Δ%(1)	30-09-13
Cash and balances with central banks	4,233	61.6	50.6	2,619
Financial assets	8,907	20.4	12.2	7,395
Loans and receivables	46,908	18.0	10.0	39,748
Loans and advances to customers	45,184	21.2	12.9	37,294
Loans and advances to credit institutions and other	1,724	(29.7)	(34.5)	2,453
Inter-area positions	724	—	—	—
Tangible assets	705	(2.3)	(8.9)	721
Other assets	2,543	16.2	8.3	2,188
Total assets/liabilities and equity	64,020	21.5	13.2	52,671
Deposits from central banks and credit institutions	5,082	(1.4)	(8.1)	5,153
Deposits from customers	48,821	27.9	19.2	38,170
Debt certificates	790	—	—	—
Subordinated liabilities	712	4.4	(2.7)	681
Inter-area positions	—	—	—	1,334
Financial liabilities held for trading	367	58.8	48.0	231
Other liabilities	5,780	23.7	15.3	4,671
Economic capital allocated	2,469	1.6	(5.4)	2,431

Relevant business indicators	30-09-14	30-06-14	30-09-13
Loans under management (1)	46,500	45,685	42,087
Customer deposits under management (1-2)	47,691	46,060	40,383
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	69.9	68.8	68.1
NPA ratio (%)	0.9	0.9	1.5
NPA coverage ratio (%)	164	168	120
Risk premium (%)	0.17	0.21	0.22

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

The United States	27

close of September 2014 the rise was of 1.8% quarter-on-quarter and 10.5% year-on-year. By portfolios, the biggest progress overall were in commercial, and in residential real estate, with an increase of 11.4% and 9.2% respectively on the figure for 30-Sep-2013. Consumer finance has also performed well, with an increase in the last 12 months of 12.5%.

This performance is taking place while the area’s asset quality indicators continue to improve. The NPA ratio was 0.9% as of 30-Sep-2014, 3 basis points below the figure at the close of June 2014. The coverage ratio remains high, at 164% (168% as of 30-Jun-2014).

Customer deposits under management have risen by 18.1% on the figure for the same date in 2013 and 3.5% since the end of June 2014. This increase was positively influenced by the BBVA Compass fund gathering campaigns run over this year. In addition, the Federal Deposit Insurance Corporation (FDIC) recently released its annual deposit and market share report. The report revealed that BBVA Compass ranked as the 21st, moving up one spot from a year ago. The report also showed that BBVA Compass grew its year-on-year deposits by 11.3 percent versus the national average of 6.3 percent. BBVA Compass experienced deposit market share growth statewide in Alabama, Arizona, Colorado and Florida.

Earnings

The income statement for the first nine months of the year has been influenced basically by the following factors:

•	An increase in quarterly net interest income, which in the last quarter has risen by 0.4% to a cumulative figure through September of €1,054m (up 2.9% year-on-year). This is basically the result of strong activity, in an environment of low interest rates and very flat curves that has put significant pressure on customer spreads.

•	A positive performance also of fees and commissions, whose quarterly figure is higher than that registered between April and June 2014, with an accumulated total of €404m through September and a rise in the last 12 months of 8.0%. Within this heading, primarily fees from asset management, credit cards, insurance and investment banking services have had an outstanding positive performance.

•	The recent incorporation of Simple, higher costs stemming from compliance needs, and the launch of new products and advertising campaigns, have contributed to a rise in cumulative operating expenses through September of 5.5%.

•	Lastly, impairment losses on financial assets between January and September amounted to €53m, 14.7% lower than the figure for the same period in 2013. Thus, cost of risk improves, with a cumulative rate of 0.17% as of 30-Sep-2014.

•	In summary, the United States has generated cumulative earnings of €302m, down 2.3% on the figure for the period January-September 2013.

Main highlights

For the first time in seven years, the U.S. franchise has issued senior debt for USD 1 billion in two tranches, one for USD 400 million at 3 years and the other for USD 600 million at 5 years. This issue has been well received by the market, with a total demand at its peak of USD 2.5 billion. The issue aims to diversify the sources of finance.

In September, the results of the Dodd-Frank Act mid-year company-run stress test were published. The test was carried out in the second quarter, and with the figures as of the close of March 2014, the BBVA franchise in the United States has shown sound levels of capital, far higher than those required, even in a hypothetically extremely adverse scenario.

BBVA Ventures, the Group’s project that invests in disruptive startups in the financial industry, headquartered in Silicon Valley, has invested in Taulia, a company that digitizes traditional processes for financing suppliers from a cloud-based platform, thus shortening the payment cycles to one day and allowing suppliers to access the liquidity they need.

In brand recognition, BBVA Compass has achieved the second-highest score in a report by WalletHub on the level of transparency in banking information for customers, called the “2014 Checking Account Fee Transparency Report”. This achievement is largely the result of the implementation of the Global Plan for Transparent, Clear and Responsible Communication (TCR Communication) in the country.

With respect to new products and services, “Compass e-Access Mobile”, the new application launched for cash management for commercial, small companies and SMEs, is part of the goal to offer the best possible digital experience for customers. The application simplifies some tasks such as management of accounts and transfers.

Lastly, the following events have taken place in the area of ESG:

•	“One Week Challenge: Build a Better Community” has been a success among BBVA employees in the United States, with participating volunteers putting in more than 4,000 hours. Over the week, over 1,000 employees gave financial literacy classes or provided local community support for organizations.

•	BBVA Compass and NBA Cares have successfully completed a year of financial literacy classes for 25,000 students in 400 schools. This training has been closely based on the EverFi’s program, whose classes include a complete range of financial solutions for today’s generation, which is much more digitally minded.

•	For the third time, BBVA Compass was among the 23 financial institutions recognized by the Financial Services Roundtable at the “Corporate Social Responsibility Leadership Awards” ceremony. This major recognition is a result of the bank’s firm and proven commitment to the local communities in which it operates.

28	Business areas

Eurasia

Highlights in the third quarter of 2014

- Positive growth in lending in Garanti and moderation in the deleveraging process in the wholesale banking segment.
- Positive performance of customer deposits in Europe.
- Good performance of recurring revenue.
- Moderate growth of expenses year-on-year.

Business activity

(Year-on-year change at constant exchange rates. Data as of 30-09-2014)

1.6%
7.2%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rates)

1.75
1.93
1.87
1.96
2.16
3Q
4Q
1Q
2Q
3Q
2013
2014

Operating income

(Million euros at constant exchange rates)

+1.5% (1)
738
749
243
358
137
172
191
364
193
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rates: -7.3%.

Net attributable profit

(Million euros at constant exchange rates)

+24.5% (1)
379
471
105
211
63
34
107
256
108
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rates: +13.1%.

Loans under management breakdown

(Percentage as of 30-09-2014)

Consumption 13.9
Other loans 71.6
CIB 34.6
Mortgage 14.4
Business and commercial 37.1

Breakdown of customer deposits under management

(Percentage as of 30-09-2014)

Other 27.8
Current and saving accounts 19.8
Time deposits 52.5

Eurasia	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement (1)	Jan.-Sep. 14	Δ%	Δ%(2)	Jan.-Sep. 13
Net interest income	655	(6.5)	7.4	701
Net fees and commissions	283	(6.0)	1.4	302
Net trading income	143	(18.6)	(16.7)	176
Other income/expenses	207	13.9	15.6	182
Gross income	1,289	(5.2)	3.9	1,360
Operating expenses	(541)	(2.1)	7.4	(553)
Personnel expenses	(289)	(1.3)	7.8	(293)
General and administrative expenses	(218)	(1.3)	8.3	(220)
Depreciation and amortization	(34)	(13.3)	(1.2)	(39)
Operating income	749	(7.3)	1.5	808
Impairment on financial assets (net)	(157)	(33.9)	(28.6)	(238)
Provisions (net) and other gains (losses)	(4)	(88.4)	(87.0)	(33)
Income before tax	588	9.3	20.3	538
Income tax	(116)	(3.7)	6.0	(121)
Net income	471	13.1	24.5	417
Non-controlling interests	—	—	—	—
Net attributable profit	471	13.1	24.5	417

Balance sheet (1)	30-09-14	Δ%	Δ%(2)	30-09-13
Cash and balances with central banks	2,430	(5.9)	(2.0)	2,582
Financial assets	8,923	(20.2)	(19.0)	11,178
Loans and receivables	31,616	2.1	4.0	30,965
Loans and advances to customers	28,652	0.0	1.8	28,645
Loans and advances to credit institutions and other	2,964	27.8	31.2	2,320
Inter-area positions	—	—	—	—
Tangible assets	258	(3.8)	(0.8)	268
Other assets	957	(27.1)	(24.9)	1,312
Total assets/liabilities and equity	44,184	(4.6)	(2.8)	46,306
Deposits from central banks and credit institutions	9,395	(24.5)	(23.3)	12,438
Deposits from customers	19,476	6.1	8.8	18,353
Debt certificates	1,292	8.0	12.9	1,196
Subordinated liabilities	564	(40.0)	(39.9)	939
Inter-area positions	5,922	39.8	39.6	4,236
Financial liabilities held for trading	380	18.6	20.3	321
Other liabilities	4,132	(3.0)	0.2	4,261
Economic capital allocated	3,023	(33.7)	(33.2)	4,563

Relevant business indicators	30-09-14	30-06-14	30-09-13
Loans under management (2)	28,924	27,888	28,480
Customer deposits under management (2-3)	18,035	16,587	16,825
Mutual funds	1,531	1,513	1,362
Pension funds	794	751	636
Efficiency ratio (%)	41.9	38.9	40.6
NPA ratio (%)	3.4	3.5	2.9
NPA coverage ratio (%)	91	89	91
Risk premium (%)	0.71	0.62	1.06

(1)	Pro forma financial statements with Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	Figures at constant exchange rates.
(3)	Excluding repos.

The most relevant

Two main trends can be distinguished within activity in this business area. On the one hand, there is the positive growth in loans in Garanti and customer deposits under management in the wholesale banking segments in the rest of Europe and Asia; on the other, the deleveraging process in the loan portfolios in the rest of Europe and Asia, although at a more moderate pace than in previous quarters.

The most notable aspect with respect to earnings is the positive performance of recurring revenue, moderation in the rate of year-on-year growth in expenses and the containment of loan-loss provisions.

Macro and industry trends

Economic activity in the euro area has recovered slightly versus the second half of 2013, although this recovery is weaker than expected.

Against this backdrop, on September 4 the ECB decided to complement and strengthen the package of monetary easing measures it had adopted in June (when it announced the long-term financing operations known as TLTROs), by cutting its benchmark refinancing rate by 10 basis points to 0.05% and the deposit facility rate to –0.2%. In addition, with the aim of making the granting of loans to the non-financial private sector easier, the ECB agreed to start in October a program of purchasing covered bonds and asset-backed securities (ABS) whose underlying assets would be loans for the non-financial private sector. On September 18 the amounts requested in the first auction were published. This is the first of eight auctions planned through June 2016, to help in the transmission of monetary policy and promote lending to the private sector.

In Turkey the result of the presidential elections was in line with expectations, leading to a reduction in political uncertainty and increasing financial stability. At the global level there have been mixed signals with respect to the recovery in the United States, renewing doubts about the rate at which the Fed would increase interest rates. This has led to the Turkish lira and most other emerging currencies losing some of the gains they made against the dollar in the second quarter. The weaker Turkish lira, together with persistent inflationary pressure, is having an impact on the monetary-policy stance of the Turkish Central Bank (CBRT). After cutting the reference rate by 175 basis points between May and July, it has now become more restrictive.

30	Business areas

In the Turkish financial sector the rate of growth of loans continues to moderate, though it is still at double-digit year-on-year rates, according to the latest figures from July 2014. The NPA ratio in the sector is 2.8% according to the latest available data published on the 3rd of October. Fund gathering in the private sector has also slowed, although year-on-year growth is still in double digits. Lastly, it is important to highlight that the Turkish financial sector has high levels of solvency and profitability.

In China activity continues to show signs of a slowdown, although the estimate for growth in 2014 as a whole remains at 7.2%. The Government is expected to implement measures to support finance, particularly for small and medium-sized enterprises and investment in infrastructure. It will also take action to reduce the vulnerability of the unregulated financial sector (shadow banking).

To better understand the changes in the business figures, the percentages given below refer to constant exchange rates, unless otherwise indicated.

Activity

The rate of growth of loans under management has accelerated with respect to the previous quarter (up 3.7% over the last three months and up 1.6% in year-on-year terms), although behavior by segment was not uniform, as mentioned at the start of this chapter.

•	The deleveraging process of customers in the rest of Europe and Asia continues, mostly in the wholesale banking segment, although at a slower pace than in previous quarters. In the third quarter of the year there was an increase in the balance of these portfolios (up 1.8% since the end of June), but a year-on-year decline of 7.9%.

•	Garanti continues to show strength, although growth is slower than in 2013. Turkish lira loans have increased at 15.6% year-on-year (6.3% quarter-on-quarter and 12.0% YTD through September 2014). They have been strongly supported by the commercial and consumer finance portfolios, while foreign-currency loans have risen by 2.7% in the last 12 months (down 1.2% over the quarter and up 1.0% since the start of 2014). As a result, Garanti’s lending in BBVA’s accounts rose overall by 16.9% in the year and 6.2% over the quarter.

The asset quality indicators have been very positive since June. The NPA ratio has fallen to 3.4% from 3.5% at the end of the first half of the year, and the coverage ratio has risen by 230 basis points in the same period to 91% as of 30-Sep-2014.

Customer deposits under management in the area have increased both over the quarter (up 8.7%) and in the last 12 months (up 7.2%) following a very specific fall between April and June. In the case of Garanti, gathering of foreign-currency deposits have performed better (up 7.8% year-on-year, 3.5% quarter-on-quarter, and 12.5% YTD), than local-currency deposits (down 9.4% year-on-year, 3.4% over the quarter and 4.6% YTD). This is due to Garanti’s policy of focusing on lower-cost foreign-currency deposits rather than more expensive Turkish lira deposits as a way of maintaining customer spreads. At the same time, funding in wholesale markets has been boosted, helping to improve the diversification of the bank’s funding.

Earnings

Cumulative earnings through September in Eurasia stand at €471m, a year-on-year rise of 24.5%, based on:

•	Net interest income increased 7.4% to €655m, the highest figure for the last two years. Garanti’s active management to reprice the loan portfolio, the relaxation in the cost of finance in Turkish lira in the third quarter, and the use of alternative sources of lower-cost finance, have all led to continuing improvement quarter by quarter in this heading.

•	Good performance in income from fees and commissions, which have risen by 1.4% year-on-year, despite the strong rate of growth in previous years. In any event, Garanti maintains a diversified revenue base from fees, with a growing contribution from the payment channels and the insurance and pension divisions. In addition, it stands out among its direct competitors in fee generation, and is the bank that generates most revenue from this item relative to its operating expenses.

•	NTI fell in the third quarter, and the cumulative total for the first nine months of the year stood at €143m, down 16.7% on the same period the previous year, mainly due to the comparison with an extraordinarily high first half of 2013.

•	Operating expenses continue to slow their year-on-year growth, from 9.1% in the first half of 2014 to a cumulative rate of 7.4% through September. As was mentioned in the previous quarter, this is due to the measures designed to

Eurasia	31

keep costs in check in Europe, and the stability of structures and networks in Turkey, following the expansion plan carried out in 2013. This trend in operating expenses is very positive given the upturn in inflation in Turkey to around 9%, and the negative impact in the previous quarter derived from regulatory issues. However, Garanti’s commercial network is still the most efficient among its peers, with the best ratios in terms of loans, deposits and recurring revenue per branch.

•	Lastly, impairment losses on financial assets rose in the quarter due to higher growth in lending and the exceptional default of one of Garanti’s wholesale banking customers. Even so, the cumulative figure through September stood at €157m, down 28.6% on the same figure the previous year.

Main highlights

Under the heading of prizes and awards Garanti Bank’s Investor Relations team has received a number of awards, including the ones for its annual report (Bronze Stevie Award, Gold at the Vision Awards Annual Report Competition and Silver at the ARC Awards) and its website (Gold Stevie Winner for Best Investor Relations Site).

BBVA has opened a representative branch in Jakarta (Indonesia), through which it will help Spanish companies to enter what is a market with exceptional potential. The new branch, which has been in operation since the end of August, also aims to be a strategic platform for prospecting business opportunities in the country. BBVA is the only Spanish financial entity with a presence in Indonesia, where it has extensive experience in customer guidance. It has also been for a number of years a leader in export credit finance.

Garanti. Significant data 30-09-14 (1)

30-09-14
Financial statements (million euros)
Attributable profit	826
Total assets	74,670
Loans and advances to customers	45,434
Deposits from customers	37,230
Relevant ratios (%)
Efficiency ratio (2)	49.0
NPA ratio	2.2
Other information
Number of employees	19,201
Number of branches	998
Number of ATMs	4,025

(1)	BRSA data for the Garanti Bank.
(2)	Normalized figure excluding the effect of non-recurrent items.

32	Business areas

Mexico

Highlights in the third quarter of 2014

- Growth in lending above the average for the system.
- Solid earnings based on strong net interest income.
- Outstanding risk indicators.

Business activity

(Year-on-year change at constant exchange rate. Data as of 30-09-2014)

11.3%
8.7%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

5.01
5.21
5.51
5.06
5.08
3Q
4Q
1Q
2Q
3Q
2013
2014

Operating income

(Million euros at constant exchange rate)

+12.4% (1)
2,676
3,009
880
904
892
1,013
988
1,014
1,007
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rate: +5.7%.

Net attributable profit

(Million euros at constant exchange rate)

+11.5% (1)
1,210
1,349
403
406
401
510
462
448
438
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rate: +4.8%.

Loans under management breakdown

(Percentage as of 30-09-2014)

Consumption 25.8
Other loans 51.9
CIB 18.8
Mortgage 22.2
Business and commercial 33.1

Breakdown of customer deposits under management

(Percentage as of 30-09-2014)

Other 21.7
Current and saving accounts 60.9
Time deposits 17.4

Mexico	33

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 14	Δ%	Δ% (1)	Jan.-Sep. 13
Net interest income	3,587	7.3	14.2	3,344
Net fees and commissions	862	(2.3)	4.0	882
Net trading income	164	27.9	36.1	128
Other income/expenses	168	(30.6)	(26.1)	242
Gross income	4,781	4.0	10.7	4,596
Operating expenses	(1,772)	1.3	7.8	(1,748)
Personnel expenses	(764)	1.7	8.3	(751)
General and administrative expenses	(873)	(0.4)	5.9	(876)
Depreciation and amortization	(135)	11.8	19.0	(121)
Operating income	3,009	5.7	12.4	2,848
Impairment on financial assets (net)	(1,147)	3.8	10.4	(1,105)
Provisions (net) and other gains (losses)	(85)	84.1	95.9	(46)
Income before tax	1,777	4.8	11.5	1,696
Income tax	(428)	4.8	11.5	(408)
Net income	1,349	4.8	11.5	1,288
Non-controlling interests	—	n.m.	n.m.	(1)
Net attributable profit	1,349	4.8	11.5	1,287

Balance sheet	30-09-14	Δ%	Δ%(1)	30-09-13
Cash and balances with central banks	4,889	(2.1)	(6.8)	4,994
Financial assets	37,888	34.1	27.7	28,262
Loans and receivables	46,078	9.1	3.9	42,234
Loans and advances to customers	44,869	18.8	13.1	37,772
Loans and advances to credit institutions and other	1,209	(72.9)	(74.2)	4,462
Tangible assets	1,566	32.4	26.1	1,183
Other assets	3,392	9.9	4.7	3,086
Total assets/liabilities and equity	93,814	17.6	12.0	79,759
Deposits from central banks and credit institutions	11,412	34.7	28.3	8,474
Deposits from customers	48,334	20.2	14.5	40,223
Debt certificates	4,587	17.1	11.5	3,918
Subordinated liabilities	3,713	(3.9)	(8.5)	3,863
Financial liabilities held for trading	6,825	2.2	(2.7)	6,679
Other liabilities	14,037	14.2	8.8	12,293
Economic capital allocated	4,906	13.9	8.4	4,309

Relevant business indicators	30-09-14	30-06-14		30-09-13
Loans under management (1)	43,498		42,005	39,079
Customer deposits under management (1-2)	46,226		45,754	42,523
Mutual funds	20,027		18,362	16,765
Pension funds	—		—	—
Efficiency ratio (%)	37.1		36.8	38.0
NPA ratio (%)	3.2		3.4	4.1
NPA coverage ratio (%)	112		113	105
Risk premium (%)	3.56		3.61	3.64

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

The most relevant

In the third quarter, business activity continued the positive trend of previous quarters both in terms of lending and customer funds.

Earnings in the area continue to be boosted by the rise in net interest income, due to increased activity, with expenses in line with forecast levels and a moderate increase in loan-loss provisions. As a result, the net attributable profit is €1,349m, equivalent to an increase of 11.5% on the same period in 2013.

Macro and industry trends

From the second quarter of 2014, economic activity in Mexico has shown signs of acceleration thanks to strong exports, consumption and private investment. The most recent economic indicators point for this recovery to continue during the rest of the year. Moreover, the monetary policy rate is at an all-time low and expenditure on infrastructure appears to grow more decisively. All these provide additional support for growth at the end of the year. Inflation is expected to be below 4.0% at the end of 2014.

In the country’s financial system, lending to the private sector has grown year-on-year by 8.0%, according to data from the National Banking and Securities Commission (CNBV) at the close of August 2014. Bank deposits (demand and time) have risen over the same period by 10.2%, boosted mainly by demand deposits, although time deposits have maintained the trend begun in previous quarters. Levels of liquidity and solvency are good, with a loan to deposit ratio of 99.3% at the close of August 2014 and a capital ratio of 15.9% at the close of July 2014.

Lastly, the exchange rate of the Mexican peso against the euro has gained 4.2% (end of period rates) in the last three months. This has eased the negative impact of the currency on the year-on-year changes in headings on the income statement (the cumulative depreciation of the average peso exchange rate against the euro has fallen from 7.1% in the first half of 2014 to 6.0% in the first nine months of the year). The currency has a positive effect on the balance sheet and activity, both over the year and in the quarter. All the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

34	Business areas

Activity

Loans under management in the area have performed well, with a rise of 3.6% in the quarter, and a balance of €43,498m as of September 2014, equivalent to a year-on-year growth of 11.3%, higher than the industry as a whole. Growth has been boosted chiefly by corporate lending and the positive trend in consumer finance.

The wholesale portfolio has risen in the quarter by 5.2% to €19,957m (up 16.9% year-on-year). Lending to the commercial segment has been very strong, growing at double-digit rates year-on-year (23.4% and 18.3% respectively). Also notable is the strong upturn in public sector lending, which has increased by 11.3% over the last 12 months, thanks to the boost from public spending in the country.

The retail portfolio has risen by 2.2% over the quarter and 7.0% over the last 12 months. Higher customer bundling has increased the volume of consumer loans (payroll and personal), while maintaining the quality of the portfolio. Credit cards have remained stable on the close of September 2013, despite the end of the agreement with Walmart at the close of last year. Finance to small businesses has also continued its positive trend (up 27.8% year-on-year) and new production in the residential mortgage portfolio has been strong, with growth rates of 16.0% over the last 12 months.

With respect to risk management, the main indicators were stable versus the previous quarter, achieving superior figures compared to its main competitors. The NPA ratio at 30-Sep-2014 stood at 3.2% and the coverage ratio 112%.

The balance of on-balance-sheet customer funds, which include current and savings accounts, time deposits and repos, closed September at €46,226m, a year-on-year increase of 8.7%. Fund gathering maintained its positive trend (+1.0% over the quarter). Demand deposits have continued to perform well (up 11.5% year-on-year) and time deposits are still improving their year-on-year growth (up 8.4%). The customer deposit mix is still very profitable, with a high relative proportion of lower-cost funds, which at the close of the third quarter of 2014 accounted for 79.9% of deposits. Lastly, mutual funds recorded a significant upturn in the quarter and have posted a year-on-year growth of 13.8%.

Earnings

In the first nine months of the year, BBVA in Mexico has maintained a sound income statement, strongly supported by improved recurring revenue, expenses in line with expectations and good risk management.

Within recurring revenue, net interest income amounts to €3,587m, up 14.2% on the same period the previous year. This growth is due to increased activity and active price management, which has allowed BBVA in Mexico to maintain a level of profitability (measured as net interest income over ATA) of 5.7%. This compares very favorably with the figure of 5.1% in the industry as a whole (under local criteria, and according to the latest information available from CNBV at the close of August 2014). Income from fees and commissions totaled €862m in the first nine months of 2014, an increase of 4.0% on the same period last year.

NTI has also made a positive contribution of €164m, with a rise of 36.1% year-on-year leveraged on the positive performance of the Global Markets and the Asset and Liabilities Management units. The other income/expenses heading continues to decline year-on-year (down 26.1%), largely due to the lower contribution from income from insurance activities. In the first nine months of 2014, gross income has maintained double-digit growth rates, with a rise of 10.7% year-on-year to €4,781m.

Operating expenses have increased year-on-year by 7.8%, due to the on-going investment plan being implemented in Mexico since 2013. A total of 501 branch offices have been remodeled under the plan, and a new customer service model implemented in 100% of the branch network. Overall, operating income has risen by 12.4% and the efficiency ratio remains stable at 37.1%, one of the best in the Mexican banking system.

Impairment losses on financial assets have increased year-on-year by 10.4%, closely in line with lending activity. As a result, the cumulative cost of risk remains practically stable at 3.56%, compared with 3.64% in the same period in 2013 and 3.61% in the first half of 2014.

As a result, BBVA in Mexico has generated €1,349m year-to-date in net attributable profit through September, 11.5% more than in the same period last year.

Main highlights

In prizes and awards, the BBVA Bancomer investment banking division has been recognized by Euromoney magazine as the “Best Investment Bank in Mexico 2014” for its outstanding participation in debt and capital issuances for corporate clients.

In new products and services, BBVA Bancomer has set up a new Ultra High Net Worth (UHN) business unit. The aim is to provide a tailored service through a specialized network to deal with the financial needs of the top tier customer segment.

Lastly, in ESG the BBVA Bancomer Foundation has launched “Por Una Generación Adelante” (For a Forward Generation), a campaign for employees and customers which has the aim to increase by 3,000 the number of scholarships for young people with an outstanding academic performance and extend the coverage of the program from 20 to 26 states in the country by 2015. In addition, implementation has begun of the programs “Por Los Que Se Quedan” (For Those Left Behind) and “Becas Adelante” (Adelante Scholarships). In the 2014/15 academic year they will benefit 10,000 new scholarship recipients at high-school level. In terms of the social impact of these programs, 60% of those receiving scholarships are female and 40% male. Of the total beneficiaries, 71% have a family member who has migrated and the scholarship accounts for an average of 25% of the household’s income. The support received helps reduce child labor and the school dropout rate, while helping 97% of the students to continue with their high-school studies. Lastly, it should be noted that the BBVA Bancomer Foundation has activated its support program for the population affected by disasters. Provisions have been distributed to families affected by hurricane Odile and an account for donations has been opened. The bank is pledged to match the amount deposited by customers in the account.

Mexico	35

South America

Highlights in the third quarter of 2014

- High rates of growth in activity.
- Positive performance in the Andean countries.
- Macroeconomic uncertainties and high inflation rates persist in Venezuela and Argentina.
- Positive trend in recurring revenue.

Business activity

(Year-on-year change at constant exchange rates. Data as of 30-09-2014)

24.4%
24.1%
Loans under management
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rates)

South America
South America excluding Venezuela
5.64
6.03
5.39
6.07
6.19
4.49
4.47
4.58
4.73
4.55
3Q
4Q
1Q
2Q
3Q
2013
2014

Operating income

(Million euros at constant exchange rates)

+23.7% (1)
1,686
2,086
534
528
623
735
679
645
761
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rates: -7.6%.

Net attributable profit

(Million euros at constant exchange rates)

+14.5% (1)
659
755
215
198
246
283
248
237
270
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rates: -12.9%.

Loans under management breakdown

(Percentage as of 30-09-2014)

Consumption 25.5
Other loans 55.6
CIB 14.6
Mortgage 19.0
Business and commercial 41.0

Breakdown of customer deposits under management

(Percentage as of 30-09-2014)

Other 11.5
Current and saving accounts 59.1
Time deposits 29.5

36	Business areas

The most relevant

Business activity in South America continues to be very favorable, both in lending and customer funds, having kept high (double-digit) year-on-year growth rates.

This buoyant activity is reflected in the area’s earnings figures, where recurring revenue has increased notably. This has made it possible to consolidate the expansion plans implemented in the region and absorb a greater volume of loan-loss provisions, in line with increased activity.

Macro and industry trends

The first half of the financial year in South America was somewhat more moderate than expected (except for Colombia), due basically to the lower expectations of households and companies, which impacted the domestic demand indicators. However, more buoyant activity in recent months suggests that growth in the region will improve in the last two quarters of 2014, driven by improved global growth and foreign demand, as well as the recovery of investment, especially in the public sector (mainly in Chile, Peru and Colombia).

South America’s financial system remains sound, with good levels of capitalization, high profitability and NPA ratios in check. Several countries, notably Chile, Colombia and Peru, are making continued progress toward legal frameworks that encourage transparency, legal certainty, the promotion of competition and the adoption of international standards. In business activity there has been a slight moderation in the growth of deposits and that of lending, which nevertheless continues to grow at high rates (double-digit) in most countries.

Lastly, the area’s exchange rates have appreciated in general terms against the euro in the third quarter (except for the Venezuelan bolivar and the Chilean peso). The result has mitigated the negative impact of these currencies on the year-on-year changes in the headings of the income statement, balance sheet and activity.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 14	Δ%	Δ%(1)	Jan.-Sep. 13
Net interest income	3,264	(1.4)	37.0	3,309
Net fees and commissions	630	(8.7)	24.5	690
Net trading income	379	(25.0)	7.3	505
Other income/expenses	(556)	9.3	120.6	(509)
Gross income	3,716	(7.0)	24.3	3,995
Operating expenses	(1,631)	(6.2)	25.1	(1,738)
Personnel expenses	(790)	(9.1)	19.8	(870)
General and administrative expenses	(724)	(2.9)	30.3	(746)
Depreciation and amortization	(116)	(4.6)	32.3	(122)
Operating income	2,086	(7.6)	23.7	2,257
Impairment on financial assets (net)	(505)	4.4	31.0	(484)
Provisions (net) and other gains (losses)	(105)	18.3	170.2	(89)
Income before tax	1,476	(12.4)	17.0	1,685
Income tax	(377)	(5.5)	23.9	(398)
Net income	1,099	(14.6)	14.8	1,287
Non-controlling interests	(344)	(17.9)	15.5	(419)
Net attributable profit	755	(12.9)	14.5	868

Balance sheet	30-09-14	Δ%	Δ%(1)	30-09-13
Cash and balances with central banks	10,718	(2.8)	22.8	11,024
Financial assets	9,905	(1.6)	15.1	10,069
Loans and receivables	55,068	10.6	28.0	49,801
Loans and advances to customers	49,221	9.6	25.1	44,923
Loans and advances to credit institutions and other	5,847	19.9	59.0	4,878
Tangible assets	918	5.8	29.8	868
Other assets	2,012	9.9	24.1	1,831
Total assets/liabilities and equity	78,620	6.8	25.4	73,592
Deposits from central banks and credit institutions	5,178	9.2	15.2	4,744
Deposits from customers	52,096	2.2	22.9	50,972
Debt certificates	4,657	28.2	33.2	3,632
Subordinated liabilities	1,541	20.7	25.6	1,277
Financial liabilities held for trading	2,405	149.4	169.7	964
Other liabilities	9,549	7.1	27.0	8,920
Economic capital allocated	3,194	3.6	20.3	3,084

Relevant business indicators	30-09-14	30-06-14	30-09-13
Loans under management (1)	49,893	47,190	40,093
Customer deposits under management (1-2)	57,376	54,958	46,248
Mutual funds	3,735	3,171	2,947
Pension funds	4,285	3,828	3,352
Efficiency ratio (%)	43.9	44.1	43.5
NPA ratio (%)	2.1	2.1	2.2
NPA coverage ratio (%)	137	138	137
Risk premium (%)	1.44	1.35	1.41

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

South America	37

Activity

At the close of September activity continued strong in all the countries in which BBVA operates. As of 30-Sep-2014, loans under management stood at €49,893m, a year-on-year increase of 24.4%, thanks particularly to the positive performance of credit cards (up 49.4%), corporate and small business activity (up 26.2%) and consumer finance (up 19.4%). This significant growth, above the figure for the industry as a whole, has resulted in a market share gain of 47 basis points over the last 12 months, according to August 2014 data, the latest information available for all market share references shown below.

The strict risk screening policies applied by the Group in the region have continued in parallel with the mentioned business activity improvement. As a result, NPA and coverage ratios have been stable, at 2.1% and 137%, respectively, as of 30-Sep-2014.

Customer deposits under management have grown in line with lending (up 24.1% year-on-year), with transactional customer funds driving this improvement (up 25.5%). Meanwhile, time deposits have also performed well (up 13.6%), gaining 48 basis points in market share during the last year.

By countries, the highlights of banking activity are as follows:

•	Argentina: Positive trend in loans, which are up 25.7% on the figure at the close of September 2013, driven mainly by credit cards (up 55.9%), which posted a significant year-on-year market share gain (up 94 basis points). This performance was strongly influenced by the commercial campaigns conducted during the year, with the launch of new cards such as Tarjeta Xeneize Visa Lanpass and Tarjeta River Visa Lanpass. Total customer funds (both on and off-balance-sheet) increased by 32.1% over the same period. This heading performed positively across all product lines, particularly mutual funds (up 159.3%), which gained 36 basis points in market share over the last 12 months.

•	In Chile, lending activity continued to grow above the figure for the banking system as a whole (up 11.1% year-on-year), gaining 21 basis points in market share in the last 12 months. The mortgage and commercial portfolios performed particularly well, with a year-on-year gain of 7 and 40 basis points in market share, respectively. On-balance-sheet funds outperformed lending (up 14.6%).

•	Colombia registered market share gains in all asset and liability products, thanks to strong customer activity. Lending increased year-on-year by 19.2%, with a market share gain of 66 basis points, while on-balance-sheet funds grew by 8.9%, with a significant market share gain in time deposits (up 222 basis points).

•	In Peru there was sustained growth in lending and deposits, with year-on-year market share gains of 8 and 147 basis points, respectively. The improvement in lending was driven by finance to the commercial segment (up 23.1% and 42 basis points in market share in year-on-year terms), while deposits were boosted by demand deposits (up 11.2% and 50 basis points in market share over the same period).
•	Venezuela has posted a high rate of growth in both lending and deposits (up 82.5% and 66.4% year-on-year, respectively). Although the trend in all lines of business is positive, the commercial portfolio performed particularly well, with a market share gain of 111 basis points over the last 12 months.

Earnings

Earnings for the year were adversely influenced by the steady depreciation of the Argentinean peso over the year and the application in Venezuela of the exchange rate resulting from the new SICAD I foreign-exchange system, which complements the official market.

The most significant aspects of earnings through September 2014 are as follows:

•	Excellent performance of gross income, which is up 24.3% year-on-year thanks to the high capacity to generate recurring revenue, leveraged on strong activity and good management of customer spreads.

•	Growth in expenses is the result of the technological expansion and transformation plans being implemented in the region, combined with the high inflation in some countries. Over the last 18 months, BBVA has invested USD 800m in South America as part of the USD 2.5 billion investment plan announced by the Bank last year.

•	Through September, impairment losses on financial assets increased year-on-year by 31.0%, bringing the cost of risk for the first nine months of the year to 1.44%.

•	Overall, South America generated a net attributable profit through September 2014 of €755m, a year-on-year rise of 14.5%.

This can be broken down by country as follows:

•	Argentina posted a net attributable profit of €148m (up 54.2% year-on-year), driven mainly by net interest income and the repricing of dollar positions as a result of the devaluation of the peso. This has offset the negative effect of increased expenses (due to the expansion plans and the high level of inflation).

•	Chile has posted a significant increase in net interest income (up 26.6% year-on-year) thanks to strong business activity and improved spreads. Expenses and loan-loss provisions were also notably moderate. Cumulative net attributable profit through September totals €127m, up 75.3% year-on-year.

•	Colombia recorded a net attributable profit of €199m (down 2.1% year-on-year). The most positive aspect of the income statement is the rise in net interest income as a result of the significant increase in business activity in 2014. This upturn was driven by the expansion plans carried out by the bank, which also explain the increase in expenses over the year.

•	In Peru, the increase in net interest income and income from fees and commissions resulted in a net attributable profit of €121m (up 6.4% year-on-year) in the first nine months of 2014. The expansion plans underway also had an effect on this performance.

38	Business areas

•	In Venezuela recurring revenue remains strong, in a complex macroeconomic environment and with a very high level of inflation that exerts upward pressure on operating expenses. Cumulative earnings through September stand at €123m (down 5.9% year-on-year).

Main highlights

In Colombia, Fitch Ratings has upgraded BBVA Colombia’s foreign-currency rating from BBB to BBB+ as a result of the quality of its assets, its sustained profitability, good levels of reserves and its strict risk policies.

Various ESG initiatives have been implemented throughout the third quarter, most of them related to financial literacy, which is a core element of the BBVA Group’s Responsible Business Plan. The most significant initiatives are:

•	In Argentina, the Financial Literacy Program for SMEs was launched at the Business School of the Department of Economic Sciences of Universidad Católica Argentina.

•	BBVA Chile has launched the fourth edition of the Young Social Entrepreneurs program, which was attended by 50 participants and 25 BBVA mentors. The young entrepreneurs take part in 9-month training workshops organized by Fundación Vertical, where they acquire the technical expertise and social skills needed to devise, plan and execute entrepreneurship and innovation projects.

•	A program aimed at SMEs has also been implemented in Colombia through an alliance between BBVA and Uniandes. It seeks to provide training for the country’s SMEs in business administration and new trends for developing sustainable businesses. The partnership between the two organizations will offer a 54-hour training program to 150 entrepreneurs. BBVA has also established an alliance with the Ministry of Defense of Colombia and launched the Tarjeta Héroes card in the country. This alliance comprises a welfare project for members of the armed forces, including training in the use of financial products, support for the education of their children, and a range of products and services at no cost for this group.
•	In Peru, the Bank has organized the second training conference and the second round of support for teachers at schools in the nine regions of the country taking part in the “Leer es Estar Adelante” (Reading Means Keeping Ahead) program. Momentum Project Peru has completed its first edition with an event at which the four social ventures selected had a chance to set out their growth plans to the audience, after months of training and work.

•	In Venezuela Fundación BBVA Provincial has announced the winners of the 16th Papagayo Program 2014 contest. This initiative is tasked with providing education in values, through the promotion of creative reading and writing, to children in public and charter schools throughout Venezuela. A total of 438 teachers from around the country were nominated this year, of whom 212 completed the process. The program has benefited more than 6,000 students in primary education. Also in Venezuela, and for the third year in a row, the bank has organized the BBVA Provincial Foundation Entrepreneurship Chair, which aims to educate and train young people, professionals and communities using a perspective that seeks to encourage and promote entrepreneurship among those interested in setting up micro-enterprises or organized businesses through training in skills.

Worth mentioning in brand and image recognition is the “El Celler de Can Roca” tour. The Roca brothers, who are the owners of the best restaurant in the world, visited Colombia and Peru, where they offered dinners for BBVA customers, businesspeople and leading personalities of these countries. In Colombia they selected two young cooking students out of ten from the SENA (National Learning Service) to study for four months at their restaurant, and three agricultural producers as suppliers for the Celler de Can Roca seal. In Peru, a restaurant was set up at the bank’s headquarters and a number of conferences and events were organized, along with a bio-fair and an exhibition of gastronomic photographs.

Lastly, in prizes and awards, BBVA Chile was recognized as one of the country’s most socially responsible companies, according to the national Corporate Social Responsibility ranking drawn up by Fundación Prohumana.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
			Δ% at constant				Δ% at constant
Country	Jan.-Sep. 14	Δ%	exchange rates	Jan.-Sep. 13	Jan.-Sep. 14	Δ%	exchange rates	Jan.-Sep. 13
Argentina	369	6.4	65.4	347	148	(0.8)	54.2	150
Chile	261	8.9	28.7	240	127	48.4	75.3	86
Colombia	416	5.5	13.6	394	199	(9.1)	(2.1)	219
Peru	463	(4.2)	3.4	483	121	(1.4)	6.4	123
Venezuela	521	(29.3)	32.2	737	123	(49.7)	(5.9)	244
Other countries (1)	55	(1.2)	7.8	56	37	(21.2)	(14.3)	47
Total	2,086	(7.6)	23.7	2,257	755	(12.9)	14.5	868

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	39

Corporate Center

Financial statements

(Million euros)

Income statement	Jan.-Sep. 14	Δ%	Jan.-Sep. 13
Net interest income	(500)	(0.3)	(502)
Net fees and commissions	(72)	n.m.	(3)
Net trading income	(14)	n.m.	321
Other income/expenses	36	67.7	21
Gross income	(550)	238.5	(163)
Operating expenses	(751)	(12.6)	(860)
Personnel expenses	(341)	(6.2)	(364)
General and administrative expenses	(64)	(63.7)	(175)
Depreciation and amortization	(346)	8.0	(321)
Operating income	(1,301)	27.3	(1,022)
Impairment on financial assets (net)	11	n.m.	(4)
Provisions (net) and other gains (losses)	(165)	213.3	(53)
Income before tax	(1,455)	34.8	(1,079)
Income tax	268	101.5	133
Net income from ongoing operations	(1,187)	25.5	(946)
Results from corporate operations	—	—	1,628
Net income	(1,187)	n.m.	681
Non-controlling interests	2	n.m.	(139)
Net attributable profit	(1,185)	n.m.	542
Net attributable profit (excluding results from corporate operations)	(1,185)	9.2	(1,086)

Balance sheet	30-09-14	Δ%	30-09-13
Cash and balances with central banks	16	(63.5)	43
Financial assets	3,041	7.0	2,842
Loans and receivables	39	(94.9)	760
Loans and advances to customers	39	(94.9)	760
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	2,160	7.2	2,015
Other assets	17,752	(5.2)	18,720
Total assets/liabilities and equity	23,008	(5.6)	24,379
Deposits from central banks and credit institutions	—	—	1,137
Deposits from customers	—	—	(1,137)
Debt certificates	4,875	(42.2)	8,433
Subordinated liabilities	4,691	n.m.	156
Inter-area positions	(14,481)	38.3	(10,473)
Financial liabilities held for trading	—	—	—
Other liabilities	7,011	(7.5)	7,579
Shareholders’ funds	46,221	0.4	46,034
Economic capital allocated	(25,310)	(7.5)	(27,349)

The Corporate Center results in the third quarter of 2014 are defined for their lack of significant revenue from dividends. Those from Telefónica and CNCB were booked in the previous quarter. Apart from this, there were no significant elements different from the previous quarters:

•	A year-on-year decline in cumulative gross income through September 2014. The dividend payment in the previous quarter from the Group’s holding in Telefónica did not offset the high generation of NTI in the same period in 2013, due to capital gains from the sale of some of the unit’s holdings in industrial and financial companies, as well as good management of structural exchange-rate risk.

•	Decline in operating expenses (down 12.6% year-on-year) due to the measures to keep costs in check applied to the Group’s holding units.

•	There were no results from corporate operations, which were very high in the same period in 2013 due to the income from the pension business in Latin America (including capital gains from the sale of Afore Bancomer in Mexico and the pension fund managers in Colombia and Peru) and equity-accounted income (excluding dividends) from BBVA’s stake in CNCB.

•	The 2013 figures also include BBVA Panama earnings until its sale, which was closed in December 2013.

As a result of all the above, the Corporate Center reported a net attributable loss of €1,185m through September 2014.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, the Group’s overall liquidity as well as shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

40	Business areas

With respect to the management of exchange-rate risk of the BBVA Group’s long-term corporate investments, the results are included in the Corporate Center and explained in detail in the Risk Management section, under the sub-section Structural Risks.

The bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred securities, conditional convertible bonds and subordinate debt.

In the third quarter of 2014 the following capital management actions were carried out:

•	BBVA Continental in Peru issued USD 300m in subordinated debt, with a coupon of 5.25%.
•	The Group has reported to the market its intention of redeeming two subordinated debt issues at their next call date on October 20. The outstanding balances of these issues amount to €633m and €26m, respectively.

•	In addition, in October the system of flexible remuneration called the “dividend option” was implemented for a gross €0.08 per share, offering shareholders the possibility of receiving their remuneration in new BBVA shares, or in cash, as they choose. The percentage of shareholders choosing to receive new BBVA shares was 85.1%. This high percentage again confirms the confidence of shareholders in the future evolution of the share. The number of ordinary BBVA shares issued under the bonus issue was 41,746,041, representing a saving in the Group’s capital base of 12 basis points.

These measures mean that the current levels of the Group’s capitalization easily meet the legal limits and enable appropriate compliance with all the capital targets, as has been reflected in the Capital Base chapter.

Corporate Center	41

Other information: Corporate & Investment Banking

Highlights in the third quarter of 2014

- Stable lending activity in the quarter.
- Goof performance of customer deposits.
- Positive performance of revenue, which continues to be strongly supported by customer activity.
- Asset quality improvement.

Business activity
(Year-on-year change at constant exchange rates. Data as of 30-09-2014)

5.0%
26.5%
Loans under management
Customer deposits under management

Gross income/ATA
(Percentage. Constant exchange rates)

1.47
1.50
1.75
1.31
1.22
3Q
4Q
1Q
2Q
3Q
2013
2014

Operating income
(Million euros at constant exchange rates)

+5.3% (1)
1,374
1,447
496
442
436
476
590
433
425
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rates: -4.9%.

Net attributable profit
(Million euros at constant exchange rates)

+2.0% (1)
806
822
271
251
285
313
345
224
253
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2013
2014

(1) At current exchange rates: -6.3%.

Loans under management breakdown by country
(Percentage as of 30-09-2014)

South America 14.3
Spain 37.3
Mexico 16.0
Eurasia 19.6
The United States 12.7

Breakdown of customer deposits under management by country
(Percentage as of 30-09-2014)

South America 24.7
Spain 36.0
Mexico 18.2
Eurasia 10.8
The United States 10.3

42	Business areas

The most relevant

Activity in the quarter is characterized by stability in the loan book compared with the figure at the close of June (with growth in the Americas and deleveraging in Europe, although more steady than in previous quarters) and the good performance of customer funds in practically all the geographical areas.

Earnings for the third quarter of 2014 have maintained the strength of previous quarters, thanks to positive revenue figures. This is the result of good geographical diversification, a customer-centric business and prioritization of profitability over volume.

Macro and industry trends

The most relevant macroeconomic and industry trends affecting the wholesale markets in the third quarter of 2014 have been:

•	Low activity in July and August, given the negative seasonal nature of the period, with levels of volatility at all-time lows.

•	Upturn in activity and improvement in the environment in September, as a result of the new measures taken by various central banks.

•	Positive trend in exchange rates over the quarter, which has eased the cumulative negative effect of the early part of the year. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of BBVA’s wholesale banking business.

Activity

The main elements explaining the trend in wholesale activity in the third quarter of 2014 are:

•	Stability in loans under management over the quarter (down 0.2%), with a year-on-year growth rate of 5.0%. By geographical areas the same trends are in place as at the close of June 2014: growth in emerging countries and the United States contrasting with a further decline in Europe, although again less notably than in previous quarters.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 14	Δ%	Δ%(1)	Jan.-Sep. 13
Net interest income	1,137	0.1	10.1	1,136
Net fees and commissions	558	0.6	5.7	554
Net trading income	385	(21.6)	(9.4)	492
Other income/expenses	48	n.m.	91.1	6
Gross income	2,127	(2.8)	5.8	2,188
Operating expenses	(680)	2.1	6.9	(666)
Personnel expenses	(358)	0.0	2.4	(357)
General and administrative expenses	(309)	5.1	13.1	(294)
Depreciation and amortization	(14)	(5.1)	(2.0)	(15)
Operating income	1,447	(4.9)	5.3	1,522
Impairment on financial assets (net)	(150)	34.0	31.8	(112)
Provisions (net) and other gains (losses)	(10)	(37.8)	(13.5)	(16)
Income before tax	1,287	(7.7)	3.1	1,395
Income tax	(359)	(10.6)	(0.7)	(402)
Net income	928	(6.5)	4.6	993
Non-controlling interests	(106)	(8.3)	30.6	(116)
Net attributable profit	822	(6.3)	2.0	877

Balance sheet	30-09-14	Δ%	Δ%(1)	30-09-13
Cash and balances with central banks	4,202	31.4	37.4	3,199
Financial assets	97,759	26.6	25.8	77,238
Loans and receivables	73,730	6.6	6.2	69,183
Loans and advances to customers	50,912	4.6	4.3	48,688
Loans and advances to credit institutions and other	22,818	11.3	10.9	20,495
Inter-area positions	—	—	—	5,568
Tangible assets	24	(18.7)	(21.4)	30
Other assets	4,910	54.5	58.3	3,178
Total assets/liabilities and equity	180,626	14.0	15.5	158,396
Deposits from central banks and credit institutions	48,304	(13.6)	(13.9)	55,909
Deposits from customers	49,663	11.6	17.4	44,504
Debt certificates	(64)	(41.1)	(41.1)	(108)
Subordinated liabilities	1,274	6.2	3.5	1,200
Inter-area positions	12,902	—	—	—
Financial liabilities held for trading	59,212	23.9	23.7	47,807
Other liabilities	5,080	2.4	3.0	4,961
Economic capital allocated	4,254	3.1	3.0	4,125

Relevant business indicators	30-09-14	30-06-14	30-09-13
Loans under management (1)	51,020	51,121	48,574
Customer deposits under management (1-2)	36,308	32,919	28,705
Mutual funds	1,050	766	701
Pension funds	—	—	—
Efficiency ratio (%)	32.0	30.4	30.4
NPA ratio (%)	0.9	1.5	1.6
NPA coverage ratio (%)	149	84	84
Risk premium (%)	0.40	0.47	0.29

(1)	Figures at constant exchange rates.
(2)	Including area’s repos in Mexico.

Other information: Corporate & Investment Banking	43

•	Significant improvement in asset quality. The NPA and coverage ratios stand at 0.9% and 149%, respectively, compared with 1.5% and 84% at the close of the first half of the year.

•	Very positive performance in customer deposits under management, which have posted year-on-year growth rates of 26.5% and quarterly rates of 10.3%. The good figures cut across all the geographical areas in which the Group operates.

•	As a result of the above, there has been a further improvement in the commercial and liquidity gap of the Group’s wholesale banking businesses in the area.

Earnings

The cumulative net attributable profit of CIB through September 2014 has grown 2.0% to €822m. This is a result of the following:

•	Good revenue figures, with cumulative gross income through September 2014 rising year-on-year by 5.8%.

•	Operating expenses have increased by 6.9% on the same period in 2013. This has been the result of both the inflation levels of some of the geographical areas where BBVA operates, and the costs resulting from investment in technology over recent quarters.

•	Impairment losses on financial assets are higher than in January-September 2013, due to increased lending activity and a reduced comparison base in the previous year.

Main highlights

The Mergers & Acquisitions Corporate Finance unit continues to be the Spanish leader in financial advice for M&A operations, with a total of 83 deals advised since 2009, according to Thomson Reuters. Among the deals completed in the third quarter of 2014 are operations involving advice for:

•	Osborne, on the incorporation of Fosun as a new strategic partner and minority shareholder, with a 20% holding.

•	KKR, on the investment in Grupo Alfonso Gallardo, one of the biggest industrial conglomerates in Spain.

It is also worth noting the leading position achieved by the Corporate Finance franchise in Mexico, where it has advised Fibra Shop on the purchase of three shopping malls owned by Kimco; and Grupo Oprimax on the purchase of the remaining 51% of Grupo OfficeMax from Office Depot.

In Equity Capital Markets the positive trend in the primary European equity market has continued into the third quarter of the year. However, despite the high level of liquidity, investors have also been selective and price-sensitive. In Spain, the BBVA team has participated as co-lead manager in the IPO of Logistica, and as co-manager in the capital increase of Gamesa through an accelerated bookbuilt offering. In Europe, BBVA has participated as a co-manager in the capital increases with rights of Telefónica Deutschland (Germany) and Millenium (Portugal).

In Corporate Lending the bank was involved in various operations. On the Iberian Peninsula it has closed more than 20 syndicated loans, most of them as bookrunner and coordinator (including Elecnor, Maxam, Asproocio, Osborne and Mango). In Eurasia it has financed acquisitions for Imperial Tobacco, COFCO and China Mining & Metals. In the United States it has signed syndicated credit facilities for Torchmark Corp, Sealed Air Corp, Synchrony Financial and Caterpillar. In Latin America nine operations were carried out in Mexico, Colombia, Peru and Chile. Outstanding among these as joint bookrunner were: Acquisition Finance for EEB, RCF for Mexichem, Term Loans for Grupo Gigante, Cinepolis and Pemex, and guarantees for the purchase of Alsea/Zena (Mexico/Spain).

In Project Finance in Spain, there was the finance of the project for the Encampus student residence halls, the expansion of Portet de Denia, the acquisition of Creuers de Port de Barcelona and the renewal of finance for Barcelona Sagrera Alta Velocidad and Logroño Integración del Ferrocarril. In Eurasia the financing of Budapest Airport has been renewed and the acquisition of a portfolio of Bord Gais wind farms in Ireland has been financed. In Latin America of note are: in Chile, the Javiera Fotovoltaica operation by SunEdison; in Colombia, the advice to Ecopetrol for the PIEEL project; in Mexico, the Mexico-Toluca highway, the Monterrey beltway and the project bond for drilling equipment for Grupo R; and in Peru, the bridge loan for Gasoducto Sur Peruano. Lastly, in the United States it has participated in the Cameron LNG deal, sponsored by the global clients Sempra, GDF Suez, Mitsubishi, Mitsui and NYK.

44	Business areas

Outstanding in Leveraged Finance are the financing of the acquisition of Grupo Quirón by IDC Salud, the financing of the takeover bid by Invest Industrial for Club Med, the refinancing of the participatory loan for Advent in TINSA and the financing of the acquisition of Industrias Doltz by Realza.

Global Transaction Banking (GTB) has continued to develop solutions covering the transaction needs of customers, launching new products and services through online and mobile banking:

•	The security token integrated into cell phones for access to and signing of BBVA net cash transactions in Europe; and the launch of the mobile access app for iOS and Android in the United States.

•	New functionalities in online banking, BBVA net cash: in Spain, the new range of foreign trade and currency services; in Chile, foreign payment orders and the dollar purchase service; in Colombia, payment management from contributory master accounts, online consultation of leasing operations and greater security in access; in Venezuela, downloading of account and card activity; in Peru, management of signatures, consultations and downloading of financial statements, as well as daily payment reports.

In addition, it is worth highlighting the participation of GTB in the following operations: as guarantor for the Xacbal Delta Hydroelectric project in Guatemala and the expansion and renewal of a hospital on the Caribbean island of Aruba by a Spanish construction company. In addition, BBVA has headed up the financing of the STAR project

(the biggest project finance operation closed in the history of Turkey) and finance for the construction of a system of gas pipelines that connect Tucson and Sasabe in Arizona (United States).

Thanks to its customer-centric business model, gross income remains positive for Global Markets: in the first nine months of 2014 it amounted to €895m (up 6.9% year-on-year). This figure is supported by good business with the institutional segment (up 16% year-on-year) and in the equity and interest rate businesses.

By geographical areas there was outstanding performance of customer revenue in Europe (up 5% year-on-year) as well as the positive performance of gross income in the United States (up 25% year-on-year), Mexico (up 28% y-o-y) and South America (up 13% y-o-y).

In the debt markets, the Bank has once more received the award from Euromoney for the “Best Debt House” in Spain, demonstrating BBVA’s position as a benchmark in the market. This quarter it has acted as global coordinator in operations such as the Almirall bond issue with the lowest coupon ever (4.62%) for a high-yield entity, and the placement of hybrid subordinated debt for Telefónica. In the public sector, BBVA has consolidated its leading position thanks to issues such as ADIF.

In Spain, BBVA once more leads equity brokerage activity on the Spanish stock market, increasing its market share to 13.2% at the close of the third quarter of 2014.

Lastly, BBVA’s excellent work has led it to receive awards from the magazine Structured Retail Products in the area of structured products in the Americas and as the best Foreign Exchange house on the continent, best institutional product and best ETF-Linked product in Mexico.

Other information: Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2014			2013
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.05	0.15	0.25	0.25	0.50	0.50	0.75
Euribor 3 months	0.16	0.30	0.30	0.24	0.22	0.21	0.21
Euribor 1 year	0.44	0.57	0.56	0.53	0.54	0.51	0.57
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.29	3.67	3.79	3.85	4.24	4.32	4.72

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
	30-09-14	Δ% on 30-09-13	Δ% on 30-06-14	Δ% on 31-12-13	Jan.-Sep. 14	Δ% on Jan.-Sep. 13
Mexican peso	16.9978	5.0	4.2	6.3	17.7737	(6.0)
U.S. dollar	1.2583	7.3	8.5	9.6	1.3550	(2.8)
Argentinean peso	10.6452	(26.5)	4.3	(15.6)	10.8128	(35.7)
Chilean peso	757.00	(10.3)	(0.7)	(4.6)	759.88	(15.4)
Colombian peso	2,551.02	1.3	0.8	4.3	2,631.58	(7.1)
Peruvian new sol	3.6384	3.2	4.8	5.9	3.8031	(7.4)
Venezuelan bolivar fuerte	15.0996	(43.7)	(4.1)	(42.5)	14.7072	(46.5)
Turkish lira	2.8779	(4.4)	0.7	2.9	2.9332	(16.2)

Recurrent economic profit by business area

(January-September 2014. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Banking activity in Spain	877	281
Real-estate activity in Spain	8	(54)
The United States	201	38
Eurasia	432	111
Mexico	1,520	1,104
South America	555	234
Corporate Center	(803)	(844)
BBVA Group	2,789	870

46	Annex

Conciliation of the BBVA Group’s financial statements

Below is presented the conciliation of the Group’s financial statements with the Garanti Group using the equity method versus consolidation in proportion to the percentage of the BBVA Group’s stake in the Turkish entity. In terms of reporting to the market, this consolidation method is deemed better for evaluating the nature and financial effects of the Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy.

Moreover, in 2013 the corporate operations heading includes the results from the Group’s pension business in Latin America and the capital gains from the sale of the various companies, the capital gain from the disposal of BBVA Panama, the capital gain generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain and the effects of the conclusion of the agreement with the CITIC group.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake and with the heading “Results from corporate operations”		Garanti Group consolidated using the equity method
	Jan.-Sep. 14	Jan.-Sep. 13	Jan.-Sep. 14	Jan.-Sep. 13
Net interest income	10,868	10,853	10,358	10,294
Net fees and commissions	3,198	3,292	3,055	3,153
Net trading income	1,621	1,918	1,597	1,893
Dividend income	412	251	412	121
Income by the equity method	32	20	265	612
Other operating income and expenses	(539)	(259)	(547)	(275)
Gross income	15,592	16,075	15,141	15,798
Operating expenses	(8,046)	(8,349)	(7,759)	(8,045)
Personnel expenses	(4,171)	(4,364)	(4,023)	(4,211)
General and administrative expenses	(3,014)	(3,147)	(2,902)	(3,026)
Depreciation and amortization	(860)	(838)	(834)	(808)
Operating income	7,546	7,726	7,381	7,754
Impairment on financial assets (net)	(3,318)	(4,566)	(3,218)	(4,456)
Provisions (net)	(642)	(434)	(638)	(413)
Other gains (losses)	(501)	(657)	(503)	(28)
Income before tax	3,085	2,069	3,023	2,857
Income tax	(808)	(479)	(746)	(600)
Net income from ongoing operations	2,277	1,590	2,277	2,257
Net income from discontinued operations	—	—	—	1,400
Results from corporate operations	—	2,068	—	—
Net income	2,277	3,657	2,277	3,657
Non-controlling interests	(348)	(580)	(348)	(580)
Net attributable profit	1,929	3,077	1,929	3,077

Conciliation of the BBVA Group’s financial statements	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake	Garanti Group consolidated using the equity method
	30-09-14	30-09-14
Cash and balances with central banks	23,121	20,894
Financial assets held for trading	88,023	87,861
Other financial assets designated at fair value	3,227	2,810
Available-for-sale financial assets	98,322	94,623
Loans and receivables	379,715	365,718
Loans and advances to credit institutions	27,561	26,357
Loans and advances to customers	346,103	333,470
Debt securities	6,051	5,890
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	1,443	5,081
Tangible assets	7,762	7,581
Intangible assets	8,621	7,173
Other assets	27,465	27,183
Total assets	637,699	618,922
Financial liabilities held for trading	59,084	58,916
Other financial liabilities at fair value	3,615	2,805
Financial liabilities at amortized cost	497,179	479,769
Deposits from central banks and credit institutions	84,199	79,580
Deposits from customers	329,610	318,900
Debt certificates	61,181	59,890
Subordinated liabilities	14,265	14,242
Other financial liabilities	7,923	7,157
Liabilities under insurance contracts	10,624	10,613
Other liabilities	18,808	18,429
Total liabilities	589,310	570,533
Non-controlling interests	2,253	2,253
Valuation adjustments	(879)	(879)
Shareholders’ funds	47,015	47,015
Total equity	48,389	48,389
Total equity and liabilities	637,699	618,922
Memorandum item:
Contingent liabilities	36,864	33,737

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

Level 95, International Commerce Centre

One Austin Road West, Kowloon,

Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 29, 2014	By:	/s/ María Angeles Peláez Morón

	Name:	María Angeles Peláez Morón
	Title:	Chief Accounting Officer